Execution Copy

US$200,000,000

Taseko Mines Limited

7.75% Senior Notes due 2019

UNDERWRITING AGREEMENT

April 12, 2011

BARCLAYS CAPITAL INC.
As Representative of the several
Underwriters named in Schedule I attached hereto,
c/o Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

Ladies and Gentlemen:

     Taseko Mines Limited (the “Company”), a corporation continued under the Business Corporations Act (British Columbia) (the “BCA”), proposes to sell to the underwriters (the “Underwriters”) named in Schedule I attached to this agreement (this “Agreement”) US$200,000,000 in aggregate principal amount of the Company’s 7.75% Senior Notes due 2019 (the “Notes”). The Notes will (i) have terms and provisions that are summarized in the Prospectuses (as defined below), and (ii) are to be issued pursuant to an Indenture (the “Base Indenture”), to be entered into among the Company, the Subsidiary Guarantors (as defined below), The Bank of New York Mellon, as U.S. trustee (in such capacity, the “U.S. Trustee”), and The Bank of New York Mellon Trust Company of Canada, as Canadian trustee (the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”), as supplemented by the First Supplemental Indenture (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), to be entered into among the Company, the Subsidiary Guarantors and the Trustees. The Company’s obligations under the Notes, including the due and punctual payment of interest on the Notes, will be irrevocably and unconditionally guaranteed (the “Subsidiary Guarantees”) by the subsidiary guarantors listed in Schedule II hereto (together the “Subsidiary Guarantors”). The Company will guarantee the Subsidiary Guarantees (the “Parent Guarantee” and, together with the Subsidiary Guarantees, the “Guarantees”). As used herein, the term “Notes” shall include the Guarantees, unless the context otherwise requires. This Agreement is to confirm the agreement concerning the purchase of the Notes from the Company by the Underwriters.

     The Company meets the requirements under the Securities Act (British Columbia) and the rules, regulations and national, multi-jurisdictional or local instruments and published policy statements applicable in each of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island and Saskatchewan (the “Qualifying Provinces”), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”), for the distribution of the Notes in the Qualifying Provinces pursuant to a final short form base shelf prospectus (collectively, the “Canadian Securities Laws”); the Company has prepared and filed an amended and restated short form base shelf prospectus, dated April 4, 2011, in respect of up to CDN$350,000,000 aggregate amount of common shares, warrants, subscription receipts, units and debt securities (which may be guaranteed) of the Company (collectively, the “Shelf Securities”) with the British Columbia Securities Commission (the “Reviewing Authority”); the Reviewing Authority has issued a receipt under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (a “Receipt”) in respect of the amended and restated short form base shelf prospectus (the amended and restated short form base shelf prospectus, as most recently amended, filed with the Reviewing Authority on or before the date of this Agreement for which a Receipt has been obtained, and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Base Prospectus”); no order suspending the distribution of the Notes or any other securities of the Company has been issued by any Canadian securities regulatory authority in any of the Qualifying Provinces (collectively, the “Canadian Qualifying Authorities”) and no proceedings for that purpose have been initiated or are pending or threatened or contemplated by any Canadian Qualifying Authority; and any request made to the Company on the part of any Canadian Qualifying Authorities for additional information has been complied with. The preliminary prospectus supplement dated April 5, 2011 relating to the offering of the Notes, including all documents incorporated therein by reference, together with the Canadian Base Prospectus, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the final prospectus supplement relating to the offering of the Notes, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures and National Instrument 71-101—The Multijurisdictional Disclosure System pursuant to Section 5(a)(i) hereof, including all documents incorporated therein by reference, together with the Canadian Base Prospectus, is hereinafter referred to as the “Canadian Prospectus”. The documents incorporated by reference in the Canadian Preliminary Prospectus and the Canadian Prospectus, when they were filed with the Canadian Qualifying Authorities, conformed in all material respects to the requirements of Canadian Securities Laws, and none of such documents contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Canadian Preliminary Prospectus and the Canadian Prospectus, when such documents are filed with the Canadian Qualifying Authorities, will conform in all material respects to the requirements of Canadian Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

 The Company and the Subsidiary Guarantors have prepared and filed with the Securities and Exchange Commission (the “Commission”) a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the Commission (the “Rules and Regulations”) on Form F-10 (No. 333-173197) on March 31, 2011 and Amendment No. 1 thereto on April 5, 2011 providing for the offer and sale, from time to time, of up to CDN$350,000,000 of the Company’s common shares, warrants subscription receipts, units and debt securities and related guarantees by the Company and the Subsidiary Guarantors. Such registration statement, as amended, which includes the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations), including exhibits to such registration statement and all documents incorporated by reference therein, became effective pursuant to Rule 467(b) under the Securities Act on April 5, 2011 (the “Effective Date”). Such registration statement, as amended, including all exhibits and all documents incorporated by reference therein and including the information deemed by virtue of Rule 430B under the Securities Act to be part of such registration statement as of the Effective Date, as of the time it became effective, is referred to herein as the “Registration Statement.” In connection with the filing of the Registration Statement, the Company and the Subsidiary Guarantors have filed with the Commission on March 31, 2011 an appointment of agent for service of process upon the Company and the Subsidiary Guarantors on Form F-X under the Securities Act. The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the “U.S. Base Prospectus.” The U.S. Base Prospectus, as supplemented by the prospectus supplement specifically relating to the Notes in the form first used to confirm sales of the Notes (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act), including the documents, if any, incorporated by reference therein, is hereinafter referred to as the “U.S. Prospectus,” and the term “U.S. Preliminary Prospectus” means any preliminary form of the U.S. Prospectus.

     For purposes of this Agreement, “Applicable Time” means 3:15 p.m. (New York City time) on April 12, 2011, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Pricing Disclosure Package” means, as of the Applicable Time, the U.S. Preliminary Prospectus together with the free writing prospectuses, if any, each identified in Schedule III hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person. As used herein, the terms “Registration Statement,” “U.S. Preliminary Prospectus,” “Pricing Disclosure Package” and “U.S. Prospectus” shall include the documents, if any, incorporated by reference therein; and any reference herein to any “amendment” or “supplement” with respect to any of the U.S. Base Prospectus and the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Qualifying Authorities or the Commission incorporated or deemed to be incorporated therein by reference after the date of filing of such U.S. Base Prospectus or U.S. Prospectus and (ii) any such document so filed. The terms “supplement,” “amendment” and “amend” as used herein with respect to the Registration Statement, the U.S. Prospectus, the Pricing Disclosure Package or any free writing prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein. As used herein, “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus.

     All references in this Agreement to the Canadian Base Prospectus, any Canadian Preliminary Prospectus, the Canadian Prospectus or any free writing prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Canadian Securities Administrators pursuant to the System for Electronic Document Analysis and Retrieval. All references in this Agreement to the Registration Statement, the U.S. Base Prospectus, any U.S. Preliminary Prospectus, the U.S. Prospectus or any free writing prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System.

     1. Representations, Warranties and Agreements of the Company and the Subsidiary Guarantors. The Company and each of the Subsidiary Guarantors, jointly and severally, represents, warrants and agrees that:

     (a) (i) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and to our knowledge no proceedings for such purpose are pending before or threatened by the Commission.

     (ii) No order suspending the distribution of the Notes or any other securities of the Company has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or are pending, threatened or contemplated by any Canadian Qualifying Authority, and any request on the part of any of the Canadian Qualifying Authorities for additional information has been complied with.

     (b) (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Pricing Disclosure Package or the U.S. Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the U.S. Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) at the Applicable Time, the Pricing Disclosure Package did not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Pricing Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vii) the U.S. Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Pricing Disclosure Package or the U.S. Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you, as the representative (the “Representative”) of the several Underwriters, expressly for use therein, which information is specified in Section 8(f), or that part of the Registration Statement that constitutes the Statement of Eligibility (Form T-1) under the Trust Indenture Act of 1939, as amended, of the Trustee.

     (c) The Canadian Preliminary Prospectus, at of its date, complied, and the Canadian Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Preliminary Prospectus, as of its date, did not, and the Canadian Prospectus and any amendment or supplement thereto, at the time of filing thereof and as of the Closing Date (as defined in Section 4), as the case may be, will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, as of its date, constituted, and the Canadian Prospectus and any amendment or supplement thereto, at the time of filing thereof and as of the Closing Date, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Notes and to the Company.

     (d) The Company and each Subsidiary Guarantor meets the general eligibility requirements for the use of Form F-10 under the Securities Act and is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company (each, an “Issuer Free Writing Prospectus”) complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule III hereto, and broadly available road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, not to be unreasonably withheld, prepare, use or refer to, any free writing prospectus.

     (e) The Company has been continued and is existing as a corporation under the BCA with the corporate power and authority necessary to own, hold, lease and/or operate its assets and properties and to conduct the business in which it is engaged as described in the Registration Statement and Prospectuses; and the Company is qualified to do business, and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure, individually or in the aggregate, to be so qualified and be in good standing would not have a material adverse effect on (i) the consolidated business, operations, assets, properties, financial condition, reputation, prospects, or results of operations of the Company and the Subsidiaries (as defined below) taken as a whole, (ii) the transactions contemplated hereby, or (iii) the ability of the Company to perform its obligations under this Agreement (collectively, a “Material Adverse Effect”). The Company has full corporate power and authority necessary to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Except as disclosed in the Registration Statement and the Prospectuses, the Company is in compliance with the laws, orders, rules, regulations and directives applicable to it, except for any noncompliance that, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

     (f) Other than inactive entities, the Company owns or controls, directly or indirectly, only the corporations, partnerships, limited liability partnerships, limited liability companies, associations or other entities set forth on Schedule IV, each of which shall, for purposes of this Agreement, be deemed a “Subsidiary” (and collectively, the “Subsidiaries”) of the Company. The Company’s direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed in Schedule IV, and all such shares are legally and beneficially owned by the Company or, in the case of shares held through Subsidiaries, by such Subsidiaries, free and clear of all material liens, charges and encumbrances of any kind whatsoever. The Company does not own or control, directly or indirectly, any interest in any other corporation, firm, partnership joint venture, association or other entity. Each of the Subsidiaries has been duly incorporated and is validly existing as a corporation or other legal entity in good standing (or the foreign equivalent thereof) under the laws of its respective jurisdiction of organization. Each of the Subsidiaries is duly qualified to do business, and is in good standing, where applicable, as a foreign corporation or other legal entity in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification and has all power and authority (corporate or other) necessary to own or hold its properties and to conduct the business in which it is engaged, except where the failure to so qualify or have such power or authority would not reasonably be expected to have a Material Adverse Effect.

     (g) The Company has an authorized capitalization as set forth in the Registration Statement and the Prospectuses, and all of the issued shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable. All of the issued shares of capital stock of each Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and (except as set forth in the Registration Statement and the Prospectuses) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except for such liens, encumbrances, equities or claims as could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (h) The Company and each Subsidiary Guarantor has all requisite corporate power, partnership or limited liability company and authority, as applicable, to execute, deliver and perform its obligations under the Indenture. The Base Indenture has been duly and validly authorized, executed and delivered by the Company and the Subsidiary Guarantors and, assuming due authorization, execution and delivery by the Trustees, will constitute the valid and binding agreement of the Company and the Subsidiary Guarantors, enforceable against the Company and the Subsidiary Guarantors in accordance with its terms, except as such enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Supplemental Indenture has been duly and validly authorized by the Company and the Subsidiary Guarantors, and upon the execution and delivery of the Supplemental Indenture and, assuming due authorization, execution and delivery by the Trustees, will constitute the valid and binding agreement of the Company and the Subsidiary Guarantors, enforceable against the Company and the Subsidiary Guarantors in accordance with its terms, except as such enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Indenture will conform to the description thereof in each of the Pricing Disclosure Package and the Prospectuses.

     (i) The Company has all requisite corporate power and authority to execute, issue, sell and perform its obligations under the Notes and the Parent Guarantee. The Notes have been duly authorized by the Company and, when duly executed by the Company in accordance with the terms of the Indenture, assuming due authentication of the Notes by the U.S. Trustee, upon delivery to the Underwriters against payment therefor in accordance with the terms hereof, will be validly issued and delivered and will constitute valid and binding obligations of the Company entitled to the benefits of the Indenture, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Notes will conform in all material respects to the description thereof in each of the Pricing Disclosure Package and the Prospectuses.

     (j) Each Subsidiary Guarantor has all requisite corporate, partnership or limited liability company power and authority, as applicable, to execute, issue and perform its obligations under the Subsidiary Guarantees. The Guarantees have been duly and validly authorized by the Company and the Subsidiary Guarantors, as applicable, and when the Supplemental Indenture is duly executed and delivered by the Company and the Subsidiary Guarantors in accordance with its terms and upon the due execution, authentication and delivery of the Notes in accordance with the Indenture and the issuance of the Notes in the sale to the Underwriters contemplated by this Agreement, will constitute valid and binding obligations of the Company and Subsidiary Guarantors, as applicable, enforceable against the Company and Subsidiary Guarantors in accordance with their terms, except as such enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Guarantees will conform in all material respects to the description thereof in each of the Pricing Disclosure Package and the Prospectuses.

     (k) The Company and each Subsidiary Guarantor has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly and validly authorized, executed and delivered by the Company and each of the Subsidiary Guarantors.

     (l) The issue and sale of the Notes, the execution, delivery and performance by the Company and the Subsidiary Guarantors of the Notes, the Indenture and this Agreement, the application of the proceeds from the sale of the Notes as described under “Use of Proceeds” in the Registration Statement and the Prospectuses and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, impose any lien, charge or encumbrance upon any property or assets of the Company or the Subsidiaries, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, license, lease or other agreement or instrument to which the Company or the Subsidiaries is a party or by which the Company or the Subsidiaries is bound or to which any of the property or assets of the Company or the Subsidiaries is subject; (ii) result in any violation of the provisions of the charter or by-laws (or similar organizational documents) of the Company or the Subsidiaries; or (iii) result in any violation of any statute or any judgment, order, decree, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or the Subsidiaries or any of their properties or assets, except, with respect to clauses (i) and (iii), conflicts or violations that would not reasonably be expected to have a Material Adverse Effect.

     (m) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental agency or body having jurisdiction over the Company or the Subsidiaries or any of their properties or assets is required for the issue and sale of the Notes, the execution, delivery and performance by the Company and the Subsidiary Guarantors of the Notes, the Guarantees, the Indenture and this Agreement, the application of the proceeds from the sale of the Notes as described under “Use of Proceeds” in the Registration Statement and the Prospectuses and the consummation of the transactions contemplated hereby and thereby, except for those that have already been obtained or made or that will be obtained or made prior to the Closing Date and except for any required under Blue Sky laws.

     (n) The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act).

     (o) The Company is a reporting issuer or an equivalent thereof in each of the Canadian Jurisdictions, is not in default under applicable Canadian Securities Laws and is not on the list of defaulted reporting issuers maintained by any of the Canadian Qualifying Authorities.

     (p) The financial statements, together with the related notes and supporting schedules thereto, included in the Registration Statement, the Pricing Disclosure Package and the Prospectuses (and any amendments or supplements thereto), complying all material respects with the requirements of the Canadian Securities Laws, the Securities Act and the Exchange Act, and present fairly the financial condition, results of operations, cash flows and changes in financial position of the Company and its consolidated subsidiaries on the basis stated in the Registration Statement at the respective dates or for the respective periods to which they apply; such statements and related notes and supporting schedules thereto have been prepared in accordance with Canadian generally accepted accounting principles consistently applied throughout the periods involved and have been reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F under the Exchange Act; and the other financial and statistical information and data set forth in the Registration Statement, the Pricing Disclosure Package and the Prospectuses (and any amendments or supplements thereto) is accurately presented and prepared on a basis consistent with such financial statements and the books and records of the Company. No other financial statements, notes or schedules are required to be included in the Registration Statement, the Pricing Disclosure Package and the Prospectuses by the Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations.

     (q) KPMG LLP, who have certified certain financial statements of the Company and its consolidated subsidiaries, whose report appears in the Registration Statement, Pricing Disclosure Package and the Prospectuses (or is incorporated by reference therein) and who have delivered the initial letter referred to in Section 7(h) hereof, are independent with respect to the Company as required by the Canadian Securities Laws and are independent public accountants as required by the Securities Act and the rules and regulations thereunder during the periods covered by the financial statements on which they reported contained or incorporated by reference in the Registration Statement, Pricing Disclosure Package and the Prospectuses.

     (r) Except as disclosed in the Registration Statement and the Prospectuses, the Company and the Subsidiaries maintain a system of internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act and under the Canadian Securities Laws.

     (s) The Company and the Subsidiaries maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and under the Canadian Securities Laws) that comply with the requirements of the Exchange Act and the Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and the Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective.

     (t) Since the date of the most recent balance sheet of the Company and its consolidated subsidiaries reviewed or audited by KPMG LLP and the audit committee of the board of directors of the Company, (i) the Company has not been advised of or become aware of (A) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of the Company or any of the Subsidiaries to record, process, summarize and report financial data, or any material weaknesses in internal controls, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Company or any of the Subsidiaries; and (ii) there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

     (u) There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith to the extent that such rules and regulations apply to the Company, except for any such failure that, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect

     (v) Except as described in the Registration Statement and the Prospectuses, since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement and the Prospectuses, none of the Company or any of the Subsidiaries has (i) sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, (ii) issued or granted any securities, (iii) incurred any material liability or obligation, direct or contingent, other than liabilities and obligations that were incurred in the ordinary course of business, (iv) entered into any material transaction not in the ordinary course of business or (v) declared or paid any dividend on its capital stock, and since such date, there has not been any change in the capital stock, partnership or limited liability interests, as applicable, or long-term debt of the Company or the Subsidiaries or any adverse change, or any development involving a prospective adverse change, in or affecting the condition (financial or otherwise), results of operations, stockholders’ equity, properties, management, business or prospects of the Company and the Subsidiaries taken as a whole, in each case except as could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (w) The Company and the Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects, except such liens, encumbrances and defects as are described in the Registration Statement and the Prospectuses or such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or the Subsidiaries. All assets held under lease by the Company or the Subsidiaries are held by them under valid, subsisting and enforceable leases, with such exceptions as do not materially interfere with the use made and proposed to be made of such assets by the Company or the Subsidiaries.

     (x) Except as disclosed in the Registration Statement and the Prospectuses, the Company and the Subsidiaries have made all filings, applications and submissions required by, and possesses all approvals, licenses, certificates, certifications, clearances, consents, exemptions, marks, notifications, orders, permits and other authorizations issued by, the appropriate U.S. or Canadian federal, provincial, state or foreign regulatory authorities necessary for the ownership or lease of their respective properties or to conduct its businesses as described in the Registration Statement and the Prospectuses (collectively, “Permits”), except for such Permits the failure of which to possess, obtain or make the same would not reasonably be expected to have a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any written notice of proceedings relating to the limitation, revocation, cancellation, suspension, modification or non-renewal of any such Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, and has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

     (y) All material interests in natural resource properties and surface rights for exploration and exploitation, as applicable, overlying those properties of the Company or the Subsidiaries are completely and accurately described in the Registration Statement and Prospectuses and, except as set out in the in the Registration Statement and Prospectuses, are owned or held by the Company or such Subsidiary as owner thereof with good title; are in good standing; and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them. Except as set out in the Registration Statement and Prospectuses, no other material property rights are necessary for the conduct of the business of the Company and the Subsidiaries as it is currently being conducted, and there are no restrictions on the ability of the Company or the Subsidiaries to use or otherwise exploit any such property rights that could reasonably be expected to have a Material Adverse Effect, and the Company does not know of any claim or basis for a claim that could reasonably be expected to have a Material Adverse Effect on such rights.

     (z) Except as set out in the Registration Statement and Prospectuses, none of the Company or any of the Subsidiaries has any responsibility or obligation to pay or have paid on its behalf any material commission, royalty or similar payment to any person with respect to their property rights as of the Applicable Time.

     (aa) The Company and each of the Subsidiaries own or possess adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, know-how, software, systems and technology (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of their respective businesses and have no reason to believe that the conduct of their respective businesses will conflict with, and have not received any notice of any claim of conflict with, any such rights of others.

     (bb) There are no legal or governmental proceedings pending to which the Company or any of the Subsidiaries is a party or of which any property or assets of the Company or any of the Subsidiaries is the subject that could, in the aggregate, reasonably be expected to have a Material Adverse Effect or could, in the aggregate, reasonably be expected to have a material adverse effect on the performance by the Company and the Subsidiary Guarantors of this Agreement, the Indenture, the Notes or the consummation of the transactions contemplated hereby; and to the Company’s and each Subsidiary Guarantor’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or others.

     (cc) There are no contracts or other documents required to be described in the Registration Statement or the Prospectuses or filed as exhibits to the Registration Statement that are not described and filed as required. The statements made in the Registration Statement and the Prospectuses, insofar as they purport to constitute summaries of the terms of the contracts and other documents described and filed, constitute accurate summaries of the terms of such contracts and documents in all material respects. None of the Company or the Subsidiaries has knowledge that any other party to any such contract or other document has any intention not to render full performance as contemplated by the terms thereof.

     (dd) The statements made in the Registration Statement and the Prospectuses under the caption “Taseko Mines Limited – Gibraltar Mine – Red Mile Royalty Sale Agreement” and under Item 12 of the Company’s Annual Information Form incorporated by reference in the Registration Statement and the Prospectus insofar as they purport to constitute summaries of the terms of statutes, rules or regulations, legal or governmental proceedings or contracts and other documents, constitute accurate summaries of the terms of such statutes, rules and regulations, legal and governmental proceedings and contracts and other documents in all material respects.

     (ee) The Company and the Subsidiaries carry, or are covered by, insurance from insurers of recognized financial responsibility in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries. All policies of insurance of the Company and the Subsidiaries are in full force and effect; the Company and the Subsidiaries are in compliance with the terms of such policies in all material respects; and none of the Company or the Subsidiaries has received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance; there are no claims by the Company or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; and none of the Company or any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that could not reasonably be expected to have a Material Adverse Effect.

     (ff) Except as described in the Registration Statement and the Prospectuses, no labor disturbance by or dispute with the employees of the Company or any of the Subsidiaries exists or, to the knowledge of the Company or any Subsidiary Guarantor, is imminent that could reasonably be expected to have a Material Adverse Effect.

     (gg) Except as set forth in the Pricing Disclosure Package and the Prospectuses, there are no transactions with “affiliates” (as defined in Rule 405 under the Securities Act) or any officer, director or security holder of the Company (whether or not an affiliate) that are required by the Canadian Securities Laws or the Securities Act to be disclosed in the Registration Statement. Additionally, no relationship, direct or indirect, exists between the Company or any of the Subsidiaries on the one hand, and the directors, officers, shareholders, customers or suppliers of the Company or any of the Subsidiaries, on the other hand, that is required by the Canadian Securities Laws or the Securities Act to be disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses that is not so disclosed.

     (hh) There has not been any reportable event (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) between the Company and KPMG LLP.

     (ii) Except as described in the Registration Statement and Prospectuses, no dispute between the Company or the Subsidiaries and any local, native or indigenous group exists or is threatened or imminent with respect to any of the Company’s or any Subsidiary’s properties, assets or exploration activities that could reasonably be expected to have a Material Adverse Effect.

     (jj) Neither the Company nor any of the Subsidiaries (i) is in violation of its charter or by-laws (or similar organizational documents), (ii) is in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant, condition, or other obligation contained in any indenture, mortgage, deed of trust, loan agreement, license or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject or (iii) is in violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or its property or assets or has failed to obtain any license, permit, certificate, franchise or other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business, except in the case of clauses (ii) and (iii), to the extent any such conflict, breach, violation or default could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (kk) Neither the Company nor any of the Subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable U.S. or Canadian federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licenses, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”). Without limiting the generality of the foregoing:

          (i) the Company and each of the Subsidiaries has occupied and operated its properties and assets and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable Environmental Laws and has received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses;

          (ii) there are no orders, rulings or directives issued against the Company or any of the Subsidiaries, and there are no orders, rulings or directives pending or threatened against the Company or any of the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Company or any of the Subsidiaries;

          (iii) no notice with respect to any of the matters referred to in this Section 1(ll), including any alleged violations by the Company or any of the Subsidiaries, has been received by the Company or any of the Subsidiaries, and no writ, injunction, order or judgment is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or any of the Subsidiaries is in progress, pending or threatened, which could reasonably be expected to have a Material Adverse Effect on the Company or any of the Subsidiaries, taken as a whole, and to the best of the Company’s knowledge, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or any of the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

          (iv) there are no proceedings that are pending, or that are known to be contemplated, against the Company or any of the Subsidiaries under any Environmental Laws in which a governmental entity is also a party, other than such proceedings regarding which it is reasonably believed that no monetary sanctions of US$100,000 or more will be imposed,

          (v) neither the Company nor any of the Subsidiaries are aware of any issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, that would reasonably be expected to have a material effect on the capital expenditures, earnings or competitive position of the Company and its subsidiaries; and

          (vi) none of the Company nor the subsidiaries anticipates material capital expenditures relating to Environmental Laws that could reasonably be expected to have a Material Adverse Effect.

     (ll) The Company and the Subsidiaries have filed all U.S. or Canadian federal, state, provincial, local and foreign tax returns required to be filed through the date hereof, subject to permitted extensions, and have paid all taxes due, and no tax deficiency has been determined adversely to the Company or the Subsidiaries, nor does the Company or any Subsidiary have any knowledge of any tax deficiencies that have been, or could reasonably be expected to be asserted against the Company and the Subsidiaries, that could, in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (mm) Neither the Company nor any of the Subsidiaries maintains any employment benefit plan, program or arrangement that is subject to the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder.

     (nn) No Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary, except as described in the Registration Statement and the Prospectuses.

     (oo) The statistical and market-related data included in the Registration Statement and the Prospectuses and the consolidated financial statements of the Company and its subsidiaries included or incorporated by reference in the Registration Statement and the Prospectuses are based on or derived from sources that the Company believes to be reliable in all material respects.

     (pp) None of the Company or any Subsidiary is, and after giving effect to the offer and sale of the Notes and the application of the proceeds therefrom as described under “Use of Proceeds” in the Registration Statement and the Prospectuses, none of them will be (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the rules and regulations of the Commission thereunder, or (ii) a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act).

     (qq) Immediately after the consummation of the offering of the Notes, the Company and each of the Subsidiary Guarantors will be Solvent. As used in this paragraph, the term “Solvent” with respect to a person, means, with respect to a particular date, that on such date (i) the present fair market value (or present fair saleable value) of the assets of such person are not less than the total amount required to pay the probable liabilities of the person on its total existing debts and liabilities (including contingent liabilities) as it becomes absolute and matured, (ii) such person is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business and (iii) such person does not have unreasonably small capital after giving due consideration to the prevailing practice in the industry in which such person is engaged. In computing the amount of such contingent liabilities at any time, it is intended that such liabilities will be computed at the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

     (rr) The statements set forth in the Registration Statement and the Prospectuses under the captions “Description of the Notes,” insofar as they purport to constitute a summary of the terms of the Notes, and under the caption “Underwriting,” insofar as they purport to summarize the provisions of the laws and documents referred to therein, are accurate summaries in all material respects. The statements set forth in the Registration Statement and the Prospectuses under the caption “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations,” insofar as they purport to summarize the provisions of the laws, regulations and documents referred to therein and legal conclusions with respect thereto, are accurate summaries in all material respects.

     (ss) With respect to information set forth in the Registration Statement and the Prospectuses: (i) information relating to the Company’s estimates of mineral reserves and mineral resources as at the date they were prepared has been reviewed and verified by the Company or independent consultants to the Company as being consistent with the Company’s mineral reserve and mineral resources estimates as at the date they were prepared; (ii) the mineral reserve and mineral resource estimates have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) by or under the supervision of a qualified person as defined therein; (iii) the methods used in estimating the Company’s mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices; and (iv) the Company has duly filed with the applicable Canadian Qualifying Authorities in compliance with applicable Canadian Securities Laws all technical reports required by NI 43-101 to be filed with the Canadian Qualifying Authorities and all such reports (as amended) comply with the requirements thereof.

     (tt) Except as described in the Registration Statement and the Prospectuses, there are no contracts, agreements or understandings between the Company, any Subsidiary Guarantor and any person granting such person the right to require the Company or any Subsidiary Guarantor to register or otherwise qualify for sale under U.S. or Canadian securities laws any securities of the Company or any Subsidiary Guarantor owned or to be owned by such person or to require the Company or any Subsidiary Guarantor to include such securities in the securities registered or qualified, as the case may be, pursuant to the Registration Statement or the Prospectuses or in any securities being registered or otherwise qualified pursuant to any other registration statement or prospectus filed by the Company or any Subsidiary Guarantor under the Securities Act or Canadian Securities Laws, as the case may be.

     (uu) Neither the Company nor any of the Subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that could give rise to a valid claim against any of them or the Underwriters for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Notes.

     (vv) None of the Company or any Subsidiary Guarantor has sold or issued any securities that would be integrated with the offering of the Notes contemplated by this Agreement pursuant to the Securities Act, the rules and regulations thereunder or the interpretations thereof by the Commission.

     (ww) None of the transactions contemplated by this Agreement (including, without limitation, the use of the proceeds from the sale of the Notes), will violate or result in a violation of Section 7 of the Exchange Act, or any regulation promulgated thereunder, including, without limitation, Regulations T, U and X of the Board of Governors of the Federal Reserve System.

     (xx) The Company and its affiliates have not taken, directly or indirectly, any action designed to or that has constituted or that could reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company or the Subsidiary Guarantors in connection with the offering of the Notes.

     (yy) The Company has not distributed and, prior to the later to occur of the Closing Date and completion of the distribution of the Notes, will not distribute any offering material in connection with the offering and sale of the Notes other than any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Prospectuses and any Issuer Free Writing Prospectus to which the Representative has consented in accordance with Section 1(d) or 5(a)(vii).

     (zz) Neither the Company nor any of the Subsidiaries is in violation of or has received notice of any violation with respect to any U.S. or Canadian federal, provincial or state law relating to discrimination in the hiring, promotion or pay of employees, nor any applicable U.S. or Canadian federal, provincial or state wage and hour laws, nor any provincial or state law precluding the denial of credit due to the neighborhood in which a property is situated, the violation of any of which could reasonably be expected to have a Material Adverse Affect.

     (aaa) Neither the Company nor any of the Subsidiaries, nor, to the knowledge of the Company and the Subsidiary Guarantors, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or the Subsidiaries, has violated or has taken any action that would reasonably be expected to result in a violation by such person of any provision of the U.S. Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada); or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

     (bbb) The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering Act) (Canada), the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

     (ccc) Neither the Company nor any of the Subsidiaries nor, to the knowledge of the Company and the Subsidiary Guarantors, any director, officer, agent, employee or affiliate of the Company or any of the Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

     (ddd) Except as described in the Registration Statement and the Prospectuses, no approvals are currently required in Canada or any political subdivision thereof in order for the Company to pay any distribution declared by the Company to the holders of Notes. Except as described in the Registration Statement and the Prospectuses, under current laws and regulations of Canada and any political subdivision thereof, any amounts payable with respect to the Notes upon liquidation of the Company or upon redemption thereof and any distribution declared and payable on the Notes may be paid by the Company to the holders of the Notes in Canadian dollars that may be converted into foreign currency and freely transferred out of Canada or any political subdivision thereof and, except as described in the Registration Statement and the Prospectuses, no payments of principal or interest made to holders thereof or therein who are non-residents of Canada or any political subdivision thereof will be subject to income, withholding or other taxes under laws and regulations of Canada or any political subdivision or taxing authority thereof or therein and such payments of principal or interest will otherwise be free and clear of any other tax, duty, withholding or deduction in Canada or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in Canada or any political subdivision or taxing authority thereof or therein.

     (eee) No stamp, issue, registration, documentary, transfer or other similar taxes and duties, including interest and penalties, are payable in British Columbia, Canada, on or in connection with the issuance and sale of the Notes and the Guarantees by the Company and the Subsidiary Guarantors pursuant to this Agreement, the execution and delivery of this Agreement, or the initial resale of the Notes by the Underwriters.

     Any certificate signed by any officer of the Company or the Subsidiary Guarantors and delivered to the Representative or counsel for the Underwriters in connection with the offering of the Notes shall be deemed a representation and warranty by the Company or such Subsidiary Guarantor, jointly and severally, as to matters covered thereby, to each Underwriter.

     2. Purchase of the Notes by the Underwriters. On the basis of the representations, warranties and covenants contained in, and subject to the terms and conditions of, this Agreement, the Company and the Subsidiary Guarantors, jointly and severally, agree to issue and sell to the Underwriters US$200,000,000 in aggregate principal amount of the Notes, and each of the Underwriters, severally and not jointly, agrees to purchase the total principal amount of Notes set forth opposite the name of such Underwriter in Schedule I hereto. The purchase price payable by the Underwriters for the Notes is 97.5% of the principal amount thereof.

     The Company and the Subsidiary Guarantors shall not be obligated to deliver any of the securities to be delivered hereunder except upon payment for all of the securities to be purchased as provided herein.

     3. Offering of Notes by the Underwriters. Upon authorization by the Representative of the release of the Notes, the several Underwriters propose to offer the Notes for sale upon the terms and conditions to be set forth in the Prospectuses.

     4. Delivery of and Payment for the Notes. Delivery of and payment for the Notes shall be made at the office of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, at 10:00 A.M., New York City time, on April 15, 2011 (the “Closing Date”). The place of closing for the Notes and the Closing Date may be varied by agreement between the Representative and the Company.

     The Notes will be delivered to the Underwriters, or the Trustees as custodians for The Depository Trust Company (“DTC”), against payment by or on behalf of the Underwriters of the purchase price therefor by wire transfer in immediately available funds, by causing DTC to credit the Notes to the account of the Underwriters at DTC. The Notes will be evidenced by one or more global securities in definitive form (the “Global Note”) and will be registered in the name of Cede & Co. as nominee of DTC. The Global Note to be delivered to the Underwriters shall be made available to the Underwriters in New York City for inspection not later than 10:00 A.M., New York City time, on the business day next preceding the Closing Date.

     5. Agreements of the Company, the Subsidiary Guarantors and the Underwriters. (a) The Company and the Subsidiary Guarantors, jointly and severally, agree with each of the Underwriters, as follows:

     (i) To prepare the Canadian Prospectus and the U.S. Prospectus in a form approved by the Representative, acting reasonably, and to (i) file the Canadian Prospectus with the Reviewing Authority in accordance with the Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement; (ii) file the U.S. Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 not later than the Commission’s close of business on the business day following the filing of the Canadian Prospectus with the Reviewing Authority; (iii) file promptly all reports and other documents required to be filed or furnished by the Company with Canadian securities regulatory authorities pursuant to Canadian Securities Laws or with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectuses and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Notes; (iv) furnish copies of the Prospectuses and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Underwriters prior to 10:00 A.M., New York City time, on the business day next succeeding the date of this Agreement in such quantities and at such locations as the Representative may reasonably request; (v) deliver, without charge, to the Representative and counsel to the Underwriters, signed copies of the Canadian Base Prospectus as originally filed and including each amendment thereto and all exhibits and consents filed therewith; and (vi) to advise the Representative promptly, and confirm such advice in writing, (A) when the Canadian Prospectus has been filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures; (B) when the U.S. Prospectus has been filed with the Commission pursuant to General Instruction II.L of Form F-10; (C) when any Issuer Free Writing Prospectus has been filed with the Commission; (D) prior to the termination of the offering of the Securities, when any amendment or supplement to the Registration Statement, the Canadian Base Prospectus or the Prospectuses has been filed with the Commission or the Reviewing Authority, as applicable; (E) of any request by any Canadian Qualifying Authority for any amendment or supplement to the Canadian Base Prospectus or the Canadian Prospectus or any other request by any Canadian Qualifying Authority for any additional information; (F) of any request by the Commission for any amendment or supplement to the Registration Statement or the U.S. Prospectus or any other request by the Commission for any additional information; or (G) of the issuance by any Canadian Qualifying Authority or the Commission, as applicable, of any cease trade order relating to the Company or the Notes or the Guarantees or any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus, the Pricing Disclosure Package, any Prospectus or any Issuer Free Writing Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act.

     (ii) Prior to the later of the Closing Date and the termination of the offering of the Notes, the Company will not file any amendment to the Registration Statement or supplement or amendment to the Prospectuses unless the Company has furnished a copy to the Representative and its legal counsel for their review and comment prior to filing and will not file any such proposed amendment or supplement to which the Representative reasonably objects.

     (iii) To furnish promptly to each of the Representative and to counsel for the Underwriters a signed copy of the Registration Statement as originally filed with the Commission, and each amendment thereto filed with the Commission, including all consents and exhibits filed therewith.

     (iv) To deliver promptly to the Representative such number of the following documents as the Representative shall reasonably request: (A) conformed copies of the Registration Statement as originally filed with the Commission and each amendment thereto (in each case excluding exhibits other than this Agreement and the computation of per share earnings), (B) any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Prospectuses and any amendment supplement to the Prospectuses, (C) each Issuer Free Writing Prospectus and (D) any document incorporated by reference in any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus or the Prospectuses; and, if the delivery of a prospectus is required at any time after the date hereof in connection with the offering or sale of the Notes or any other securities relating thereto and if at such time any events shall have occurred as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary to amend or supplement the Prospectuses or to file under the Exchange Act any document incorporated by reference in the Prospectuses in order to comply with the Securities Act or the Exchange Act, to notify the Representative and, upon its request, to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Representative may from time to time reasonably request of an amended or supplemented Prospectus that will correct such statement or omission or effect such compliance;

     (v) To file promptly with the Reviewing Authority and the Commission any amendment or supplement to the Registration Statement or the Prospectuses that may, in the reasonable judgment of the Company or the Representative, be required by the Securities Act or Canadian Securities Laws or requested by the Commission or by the Reviewing Authority.

     (vi) Prior to filing with the Reviewing Authority or the Commission any amendment or supplement to the Registration Statement or the Prospectuses to furnish a copy thereof to the Representative and counsel for the Underwriters and obtain the consent of the Representative to the filing, such consent not to be unreasonably withheld. Prior to filing with the Reviewing Authority or the Commission any document incorporated by reference in the Prospectuses or any amendment to any document incorporated by reference in the Prospectuses to furnish a copy thereof to the Representative and counsel for the Underwriters for their review and comment.

     (vii) Not to make any offer relating to the Notes that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Representative, such consent not to be unreasonably withheld.

     (viii) To comply with all applicable requirements of Rule 433 under the Securities Act with respect to any Issuer Free Writing Prospectus. If at any time after the date hereof any events shall have occurred as a result of which any Issuer Free Writing Prospectus, as then amended or supplemented, would conflict with the information in the Registration Statement, any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus or the Prospectuses or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or, if for any other reason it shall be necessary to amend or supplement any Issuer Free Writing Prospectus, to notify the Representative and, upon its request, to file such document and to prepare and furnish without charge to each Underwriter as many copies as the Representative may from time to time reasonably request of an amended or supplemented Issuer Free Writing Prospectus that will correct such conflict, statement or omission or effect such compliance.

     (ix) If the Pricing Disclosure Package is being used to solicit offers to buy the Notes at a time when the U.S. Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Pricing Disclosure Package in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Pricing Disclosure Package conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Pricing Disclosure Package to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Pricing Disclosure Package so that the statements in the Pricing Disclosure Package as so amended or supplemented will not, in the light of the circumstances when the Pricing Disclosure Package is delivered to a prospective purchaser, be misleading or so that the Pricing Disclosure Package, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Pricing Disclosure Package, as amended or supplemented, will comply with applicable law.

     (x) As soon as practicable after the Effective Date (it being understood that the Company shall have until at least 410 days or, if the fourth quarter following the fiscal quarter that includes the Effective Date is the last fiscal quarter of the Company’s fiscal year, 545 days after the end of the Company’s current fiscal quarter), to make generally available to the holders of the Notes and to deliver to the Representative an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Securities Act and the rules and regulations thereunder (including, at the option of the Company, Rule 158).

     (xi) Promptly from time to time to take such action as the Representative may reasonably request to qualify the Notes for offering and sale under the securities or Blue Sky laws of any state of the U.S. and such other jurisdictions as the Representative may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Notes; provided that in connection therewith the Company shall not be required to (i) qualify as a foreign corporation in any jurisdiction in which it would not otherwise be required to so qualify, (ii) file a general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any jurisdiction in which it would not otherwise be subject.

     (xii) For a period commencing on the date hereof and ending on the 90th day after the date of the Prospectus, the Company and the Subsidiary Guarantors agree not to, directly or indirectly, (A) offer for sale, sell or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any debt securities of the Company substantially similar to the Notes or securities convertible into or exchangeable for such debt securities of the Company, or sell or grant options, rights or warrants with respect to such debt securities of the Company or securities convertible into or exchangeable for such debt securities of the Company, (B) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such debt securities of the Company, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of debt securities of the Company or other securities, in cash or otherwise, (C) file or cause to be filed a registration statement or prospectus, including any amendments thereto, with respect to the registration or qualification of debt securities of the Company substantially similar to the Notes or securities convertible, exercisable or exchangeable into debt securities of the Company, or (D) publicly announce an offering of any debt securities of the Company substantially similar to the Notes or securities convertible or exchangeable into such debt securities, in each case without the prior written consent of Barclays Capital Inc., on behalf of the Underwriters.

     (xiii) To apply the net proceeds from the sale of the Notes being sold by the Company substantially in accordance with the description as set forth in the Registration Statement and the Prospectuses under the caption “Use of Proceeds.”

     (xiv) The Company and its affiliates will not take, directly or indirectly, any action designed to or that has constituted or that reasonably would be expected to cause or result in the stabilization or manipulation of the price of any security of the Company in connection with the offering of the Notes.

     (xv) The Company and the Subsidiary Guarantors agree to comply with all agreements set forth in the representation letter of the Company and the Subsidiary Guarantors to DTC relating to the approval of the Notes by DTC for “book-entry” transfer.

     (xvi) The Company will do and perform all things required or necessary to be done and performed under this Agreement by it prior to the Closing Date, and to satisfy all conditions precedent to the Underwriters’ obligations hereunder to purchase the Notes.

     (b) Each Underwriter severally agrees that such Underwriter shall not use any free writing prospectus other than those identified on Schedule III hereto without the prior consent of the Company; provided that (i) no such consent shall be required with respect to any such issuer information contained in any document filed by the Company with the Commission prior to the use of such free writing prospectus and (ii) such issuer information, as used in this Section 5(b), shall not be deemed to include information prepared by or on behalf of such Underwriter on the basis of or derived from any free writing prospectus identified in Schedule III hereto.

     6. Expenses. The Company and the Subsidiary Guarantors, jointly and severally, agree, whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, to pay all expenses, costs, fees and taxes incident to and in connection with (a) the preparation, printing and filing under the Securities Act or the Canadian Securities Laws of the Registration Statement (including any exhibits thereto), any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Prospectuses, any Issuer Free Writing Prospectus and any amendment or supplement thereto (including the fees, disbursements and expenses of the Company’s and the Subsidiary Guarantors’ accountants and counsel, but not, however, legal fees and expenses of the Underwriters’ counsel incurred in connection therewith); (b) the distribution of the Registration Statement (including any exhibits thereto), any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Prospectuses, any Issuer Free Writing Prospectus and any amendment or supplement thereto, or any document incorporated by reference therein, all as provided in this Agreement; (c) the production and distribution of this Agreement, any supplemental agreement among Underwriters, the Base Indenture, the Supplemental Indenture, all Blue Sky memoranda and any other related documents in connection with the offering, purchase, sale and delivery of the Notes (but not, however, legal fees and expenses of the Underwriters’ counsel incurred in connection with any of the foregoing other than fees of such counsel plus reasonable disbursements incurred in connection with the preparation, printing and delivery of such Blue Sky Memoranda);

(d) the issuance and delivery by the Company of the Notes and the Parent Guarantee and by the Subsidiary Guarantors of the Subsidiary Guarantees and any taxes payable in connection therewith; (e) the qualification of the Notes for offer and sale under the securities or Blue Sky laws of the several jurisdictions as provided in Section 5(a)(xi) (including, without limitation, the reasonable fees and disbursement of the Underwriters’ counsel relating to such registration or qualification); (f) the preparation of certificates for the Notes (including, without limitation, printing and engraving thereof); (g) the approval of the Notes by DTC for “book-entry” transfer (including fees and expenses of counsel for the Underwriters); (h) the rating of the Notes; (i) the obligations of the Trustees, any agent of the Trustees and the counsel for the Trustees in connection with the Indenture, the Notes; (j) the investor presentations on any “road show” undertaken in connection with the marketing of the Notes, including, without limitation, expenses associated with any electronic road show, travel and lodging expenses of the representatives and officers of the Company and one-half of the cost of any aircraft chartered in connection with the road show; and (k) all other costs and expenses incident to the performance of the obligations of the Company and the Subsidiary Guarantors under this Agreement. For the avoidance of doubt, the Underwriters shall be responsible for the fees, disbursements and expenses of the Underwriters’ counsel.

     7. Conditions of Underwriters’ Obligations. The respective obligations of the Underwriters hereunder are subject to the accuracy, when made and as of the Closing Date, of the representations and warranties of the Company and the Subsidiary Guarantors contained herein, to the performance by the Company and the Subsidiary Guarantors of their respective obligations hereunder, and to each of the following additional terms and conditions:

     (a) The Canadian Prospectus shall have been timely filed with the Reviewing Authority in accordance with Section 5(a)(i). The U.S. Prospectus shall have been timely filed with the Commission in accordance with Section 5(a)(i). The Company shall have complied with all filing requirements applicable to any Issuer Free Writing Prospectus used or referred to after the date hereof; no stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the U.S. Prospectus or any Issuer Free Writing Prospectus shall have been issued and no proceeding or examination for such purpose shall have been initiated or threatened by the Commission; no order suspending the distribution of the Notes shall have been issued by any Canadian Qualifying Authority and no proceedings for that purpose shall have been instituted or threatened; the Canadian Prospectus shall have been filed with the Reviewing Authority in accordance with Section 5(a)(i) hereof; and any request of the Commission or any Canadian Qualifying Authority for information (or the inclusion thereof in the Registration Statement or the Prospectuses) or otherwise shall have been complied with; and the Commission shall not have notified the Company of any objection to the use of the form of the Registration Statement or any post-effective amendment thereto.

     (b) All corporate proceedings and other legal matters incident to the authorization, form and validity of this Agreement, the Notes, the Guarantees, the Indenture, the Registration Statement, the Prospectuses and any Issuer Free Writing Prospectus, and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Underwriters, and the Company and the Subsidiary Guarantors shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

     (c) McMillan LLP shall have furnished to the Representative its written opinion and negative assurance letter, as Canadian counsel to the Company and the Subsidiary Guarantors, addressed to the Underwriters and dated the Closing Date, in form and substance reasonably satisfactory to the Representative, substantially in the forms attached hereto as Exhibit A-1 and Exhibit A-2.

     (d) Paul, Weiss, Rifkind, Wharton & Garrison LLP shall have furnished to the Representative its written opinion and negative assurance letter, as United States counsel to the Company and the Subsidiary Guarantors, addressed to the Underwriters and dated the Closing Date, in form and substance reasonably satisfactory to the Representative, substantially in the forms attached hereto as Exhibit A-3 and Exhibit A-4.

     (e) Each of Thompson Dorfman Sweatman LLP, Kanuka Thuringer LLP and Stewart McKelvey LLP, in their respective roles as local counsel to the Company and the Subsidiary Guarantors in the several provinces of Canada, shall have furnished to the Representative its written opinion, addressed to the Underwriters and dated the Closing Date, in form and substance reasonably satisfactory to the Representative, substantially in the form attached hereto as Exhibit A-5, Exhibit A-6 and Exhibit A-7, respectively.

     (f) The Representative shall have received from Latham & Watkins LLP, United States counsel for the Underwriters, such opinion or opinions and negative assurance letter, dated the Closing Date, with respect to the issuance and sale of the Notes, the Registration Statement, the U.S. Prospectus and the Pricing Disclosure Package and other related matters as the Representative may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

     (g) At the time of execution of this Agreement, the Representative shall have received from KPMG LLP a letter, in form and substance satisfactory to the Representative, addressed to the Underwriters and dated the date hereof (i) confirming that they are independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, and (ii) stating, as of the date hereof (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the most recent U.S. Preliminary Prospectus, as of a date not more than three days prior to the date hereof), the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings.

     (h) With respect to the letter of KPMG LLP referred to in the preceding paragraph and delivered to the Representative concurrently with the execution of this Agreement (the “initial letter”), the Company shall have furnished to the Representative a letter (the “bring-down letter”) of such accountants, addressed to the Underwriters and dated the Closing Date (i) confirming that they are independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) stating, as of the date of the bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the U.S. Prospectus, as of a date not more than three days prior to the date of the bring-down letter), the conclusions and findings of such firm with respect to the financial information and other matters covered by the initial letter and (iii) confirming in all material respects the conclusions and findings set forth in the initial letter.

     (i) At the time of execution of this Agreement, the Representative shall have received from each of Scott Jones, Gary Giroux and Lawrence A. Melis an initial letter (the “initial expert letter”), in form and substance satisfactory to the Representative, addressed to the Underwriters and dated the date hereof and a subsequent letter dated as of the Closing Date, which such letter shall cover the period from any initial expert letter to the Closing Date, stating the conclusions and findings of such individual with respect to estimates of the Company’s mineral reserves and mineral resources as is customary to underwriters in connection with registered public offerings.

     (j) The Company and each Subsidiary Guarantor shall have furnished to the Representative a certificate, dated the Closing Date, of the Chief Executive Officer and Chief Financial Officer of the Company and of each Subsidiary Guarantor stating as to such matters as the Representative may reasonably request, including, without limitation, a statement that:

     (i) The representations, warranties and agreements of the Company and the Subsidiary Guarantors in Section 1 are true and correct on and as of the Closing Date, and the Company has complied with in all material respects all its agreements contained herein and satisfied in all material respects all the conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date;

     (ii) No stop order suspending the effectiveness of the Registration Statement has been issued; no proceedings or examination for that purpose have been instituted or, to the knowledge of such officers, threatened; and the Commission shall not have notified the Company of any objection to the use of the form of the Registration Statement or any post-effective amendment thereto; and

     (iii) They have examined the Registration Statement, the Prospectuses, the Canadian Preliminary Prospectus and the Pricing Disclosure Package, and, in their opinion, (A) (1) the Registration Statement, as of the Effective Date, (2) each Prospectus, as of its date and as of the Closing Date, and (3) the Pricing Disclosure Package, as of the Applicable Time, did not and do not contain any untrue statement of a material fact and did not and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (except in the case of the Registration Statement, in the light of the circumstances under which they were made) not misleading, (B) the Canadian Preliminary Prospectus, as of its date, did not, and the Canadian Prospectus and any amendment or supplement thereto, at the time of filing thereof and as of the Closing Date, as the case may be, did not and do not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, as of its date, constituted, and the Canadian Prospectus and any amendment or supplement thereto, at the time of filing thereof and as of the Closing Date, as the case may be, constituted and constitute, full, true and plain disclosure of all material facts relating to the Notes and to the Company; and (C) since the Effective Date, no event has occurred that should have been set forth in a supplement or amendment to the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus that has not been so set forth.

     (k) On the date hereof, the Representative shall have received from the Company’s Chief Financial Officer a certificate with respect to certain financial information contained in the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus, in form and substance reasonably satisfactory to the Representative.

     (l) (i) None of the Company or any Subsidiary shall have sustained, since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement and the Prospectuses, any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree or (ii) since such date there shall not have been any change in the capital stock or long-term debt of the Company or any Subsidiary or any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), results of operations, stockholders’ equity, properties, management, business or prospects of the Company and the Subsidiaries, taken as a whole, the effect of which, in any such case described in clause (i) or (ii), is, individually or in the aggregate, in the judgment of the Representative, so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Notes being delivered on the Closing Date on the terms and in the manner contemplated in the Prospectuses.

     (m) Subsequent to the earlier of the Applicable Time and the execution and delivery of this Agreement (i) no downgrading shall have occurred in the rating accorded the Company’s debt securities or preferred stock by any “nationally recognized statistical rating organization” (as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act), and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities or preferred stock.

     (n) The Notes shall be eligible for clearance and settlement through DTC.

     (o) The Company, the Subsidiary Guarantors and the Trustees shall have executed and delivered the Base Indenture and the Supplemental Indenture, and the Underwriters shall have received an original copy thereof, each duly executed by the Company, the Subsidiary Guarantors and the Trustees.

     (p) Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following: (i) trading in securities generally on The New York Stock Exchange, The NASDAQ Global Select Market, The NASDAQ Global Market, The NASDAQ Capital Market, The NYSE Amex Equities Exchange or in the over-the-counter market, or trading in any securities of the Company on any exchange or in the over-the-counter market, shall have been suspended or materially limited or the settlement of such trading generally shall have been materially disrupted or minimum prices shall have been established on any such exchange or such market by the Commission, by the Canadian Qualifying Authorities, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (ii) a general moratorium on commercial banking activities shall have been declared by U.S. or Canadian federal, provincial or state authorities, (iii) the United States or Canada shall have become engaged in hostilities, there shall have been an escalation in hostilities involving the United States or there shall have been a declaration of a national emergency or war by the United States or (iv) there shall have occurred such a material adverse change in general economic, political or financial conditions, including, without limitation, as a result of terrorist activities after the date hereof (or the effect of international conditions on the financial markets in the United States or Canada shall be such), as to make it, in the judgment of the Representative, impracticable or inadvisable to proceed with the public offering or delivery of the Notes being delivered on the Closing Date on the terms and in the manner contemplated in the Prospectuses or that, in the reasonable judgment of the Representative, could materially and adversely affect the financial markets or the markets for the Notes and other debt securities.

     (q) There shall exist at and as of the Closing Date no condition that would constitute a default (or an event that with notice or the lapse of time, or both, would constitute a default) under the Indenture.

     (r) On or prior to the Closing Date, the Company shall have furnished to the Underwriters such further certificates and documents as the Representative may reasonably request.

     All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

     8. Indemnification and Contribution.

     (a) The Company and each Subsidiary Guarantor hereby agrees, jointly and severally, to indemnify and hold harmless each Underwriter, its affiliates, directors, officers and employees and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof (including, but not limited to, any loss, claim, damage, liability or action relating to purchases and sales of Notes), to which that Underwriter, affiliate, director, officer, employee or controlling person may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in (A) any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Registration Statement, the Prospectuses or in any amendment or supplement thereto, (B) any Issuer Free Writing Prospectus or in any amendment or supplement thereto or (C) any “road show” (as defined in Rule 433 under the Securities Act) presentation (“Road Show Presentation”) not constituting an Issuer Free Writing Prospectus or (ii) the omission or alleged omission to state in any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Registration Statement, the Prospectuses, any Issuer Free Writing Prospectus or in any amendment or supplement thereto or in any Road Show Presentation, any material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse each Underwriter and each such affiliate, director, officer, employee or controlling person as such expenses are reasonably incurred in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action; provided, however, that the Company and the Subsidiary Guarantors shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement or omission or alleged omission made in any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Registration Statement, the Prospectuses, any Issuer Free Writing Prospectus or in any such amendment or supplement thereto or in any Road Show Presentation, in reliance upon and in conformity with written information concerning such Underwriter furnished to the Company through the Representative by or on behalf of any Underwriter specifically for inclusion therein, which information consists solely of the information specified in Section 8(f). The foregoing indemnity agreement is in addition to any liability which the Company or the Subsidiary Guarantors may otherwise have to any Underwriter or to any affiliate, director, officer, employee or controlling person of that Underwriter.

     (b) The Company will indemnify and hold harmless the Underwriters against any documentary, stamp, sales, transaction or similar issue tax, including any interest and penalties (collectively, “Taxes”), on the creation, issue and sale of the Notes, the execution and delivery of this Agreement and on the initial resale of the Notes by the Underwriters. All payments to be made by the Company to the Underwriters under this Agreement shall be made without withholding or deduction for or on account of any present or future Taxes, unless the Company is compelled by law to deduct or withhold such Taxes. In that event, the Company shall pay to the Underwriters such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

     (c) Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company, each Subsidiary Guarantor, their respective directors, officers and employees, and each person, if any, who controls the Company or any Subsidiary Guarantor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which the Company, any Subsidiary Guarantor or any such director, officer, employee or controlling person may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Registration Statement, the Prospectuses, any Issuer Free Writing Prospectus or in any amendment or supplement thereto or in any Road Show Presentation, or (ii) the omission or alleged omission to state in any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Registration Statement, the Prospectuses, any Issuer Free Writing Prospectus or in any amendment or supplement thereto or in any Road Show Presentation, any material fact required to be stated therein or necessary to make the statements therein not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information concerning such Underwriter furnished to the Company through the Representative by or on behalf of that Underwriter specifically for inclusion therein, which information is limited to the information set forth in Section 8(f). The foregoing indemnity agreement is in addition to any liability that any Underwriter may otherwise have to the Company, any Subsidiary Guarantor or any such director, officer, employee or controlling person.

     (d) Promptly after receipt by an indemnified party under this Section 8 of notice of any claim or the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the claim or the commencement of that action; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 8 except to the extent it has been materially prejudiced (through the forfeiture of substantive rights and defenses) by such failure and, provided, further, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 8. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 8 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereto; provided, however, that the indemnified party shall have the right to employ counsel to represent jointly the indemnified party and those other indemnified parties and their respective directors, officers, employees and controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought under this Section 8 if (i) the indemnified party and the indemnifying party shall have so mutually agreed; (ii) the indemnifying party has failed within a reasonable time to retain counsel reasonably satisfactory to the indemnified party; or (iii) the indemnified party and its directors, officers, employees and controlling persons shall have reasonably concluded upon the advice of counsel that there may be legal defenses available to them that are different from or in addition to those available to the indemnifying party; it being understood that the indemnifying party shall not be liable for the expenses of more than one separate counsel (and, if necessary, one local counsel in any relevant jurisdiction) representing all of the indemnified parties. No indemnifying party shall (x) without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and does not include a statement as to, or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party, or (y) be liable for any settlement of any such action effected without its written consent, but if settled with the consent of the indemnifying party or if there be a final judgment for the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.

     (e) If the indemnification provided for in this Section 8 shall for any reason be unavailable to or insufficient to hold harmless an indemnified party under Section 8(a) or 8(c) in respect of any loss, claim, damage or liability, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company and the Subsidiary Guarantors, on the one hand, and the Underwriters, on the other, from the offering of the Notes or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Subsidiary Guarantors, on the one hand, and the Underwriters, on the other, with respect to the statements or omissions that resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Subsidiary Guarantors, on the one hand, and the Underwriters, on the other, with respect to such offering shall be deemed to be in the same proportion as the total net proceeds from the offering of the Notes purchased under this Agreement (before deducting expenses) received by the Company, as set forth in the table on the cover page of the U.S. Prospectus, on the one hand, and the total underwriting discounts and commissions received by the Underwriters with respect to the Notes purchased under this Agreement, as set forth in the table on the cover page of the U.S. Prospectus, on the other hand. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, the Subsidiary Guarantors or the Underwriters, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. For purposes of the preceding two sentences, the net proceeds deemed to be received by the Company shall be deemed to be also for the benefit of the Subsidiary Guarantors, and information supplied by the Company shall also be deemed to have been supplied by the Subsidiary Guarantors. The Company, the Subsidiary Guarantors and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 8(e) were to be determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Section 8(e) shall be deemed to include, for purposes of this Section 8(e), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8(e), no Underwriter shall be required to contribute any amount in excess of the amount by which the net proceeds from the sale of the Notes underwritten by it exceeds the amount of any damages that such Underwriter has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute as provided in this Section 8(e) are several in proportion to their respective underwriting obligations and not joint.

     (f) The Underwriters severally confirm and the Company and the Subsidiary Guarantors acknowledge and agree that the first two paragraphs appearing under the caption “Underwriting – Short Sales” in the Preliminary Prospectuses and the Prospectuses are correct and constitute the only information concerning such Underwriters furnished in writing to the Company or any Subsidiary Guarantor by or on behalf of the Underwriters specifically for inclusion in any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Registration Statement, the Prospectuses, any Issuer Free Writing Prospectus or in any amendment or supplement thereto or in any Road Show Presentation.

     9. Defaulting Underwriters.

     (a) If, on the Closing Date, any Underwriter defaults in its obligations to purchase the Notes that it has agreed to purchase under this Agreement, the remaining non-defaulting Underwriters may in their discretion arrange for the purchase of such Notes by the non-defaulting Underwriters or other persons satisfactory to the Company on the terms contained in this Agreement. If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Notes, then the Company shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Underwriters to purchase such Notes on such terms. In the event that within the respective prescribed periods, the non-defaulting Underwriters notify the Company that they have so arranged for the purchase of such Notes, or the Company notifies the non-defaulting Underwriters that it has so arranged for the purchase of such Notes, either the non-defaulting Underwriters or the Company may postpone the Closing Date for up to seven full business days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Underwriters may be necessary in the Registration Statement, the Prospectuses or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Registration Statement, the Prospectuses or in any such other document or arrangement that effects any such changes. As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context requires otherwise, any party not listed in Schedule I hereto that, pursuant to this Section 9, purchases Notes that a defaulting Underwriter agreed but failed to purchase.

     (b) If, after giving effect to any arrangements for the purchase of the Notes of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate principal amount of such Notes that remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Notes, then the Company shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Notes that such Underwriter agreed to purchase hereunder plus such Underwriter’s pro rata share (based on the principal amount of Notes that such Underwriter agreed to purchase hereunder) of the Notes of such defaulting Underwriter or Underwriters for which such arrangements have not been made; provided that the non-defaulting Underwriters shall not be obligated to purchase more than 110% of the aggregate principal amount of Notes that it agreed to purchase on the Closing Date pursuant to the terms of Section 2.

     (c) If, after giving effect to any arrangements for the purchase of the Notes of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate principal amount of such Notes that remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Notes, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 9 shall be without liability on the part of the Company or the Subsidiary Guarantors, except that the Company and each of the Subsidiary Guarantors will continue to be liable for the payment of expenses as set forth in Sections 6 and 11 and except that the provisions of Section 8 shall not terminate and shall remain in effect.

     (d) Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company, the Subsidiary Guarantors or any non-defaulting Underwriter for damages caused by its default.

     10. Termination. The obligations of the Underwriters hereunder may be terminated by the Representative by notice given to and received by the Company prior to delivery of and payment for the Notes if, prior to that time, any of the events described in Sections 7(j), 7(l) and 7(m) shall have occurred or if the Underwriters shall decline to purchase the Notes for any reason permitted under this Agreement.

     11. Reimbursement of Underwriters’ Expenses. If (a) the Company shall fail to tender the Notes for delivery to the Underwriters for any reason or (b) the Underwriters shall decline to purchase the Notes for any reason permitted under this Agreement, the Company and the Subsidiary Guarantors will reimburse the Underwriters for all reasonable out-of-pocket expenses (including fees and disbursements of counsel for the Underwriters) incurred by the Underwriters in connection with this Agreement and the proposed purchase of the Notes, and upon demand the Company and the Subsidiary Guarantors shall pay the full amount thereof to the Representative; provided, however, that solely for purposes of this Section 11, the condition set forth in Section 7(p)(4) shall not include any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), results of operations, stockholders’ equity, properties, management, business or prospects of North American mining companies, taken as a whole, and which materially affects substantially all such companies.

     12. Research Analyst Independence. The Company acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of their respective investment banking divisions. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ investment banking divisions. The Company acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

     13. No Fiduciary Duty. The Company and the Subsidiary Guarantors acknowledge and agree that in connection with this offering, sale of the Notes or any other services the Underwriters may be deemed to be providing hereunder, notwithstanding any preexisting relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Underwriters: (a) no fiduciary or agency relationship between the Company, any Subsidiary Guarantor and any other person, on the one hand, and the Underwriters, on the other, exists; (b) the Underwriters are not acting as advisors, expert or otherwise, to the Company or the Subsidiary Guarantors, including, without limitation, with respect to the determination of the public offering price of the Notes, and such relationship between the Company and the Subsidiary Guarantors, on the one hand, and the Underwriters, on the other, is entirely and solely commercial, based on arms-length negotiations; (c) any duties and obligations that the Underwriters may have to the Company and the Subsidiary Guarantors shall be limited to those duties and obligations specifically stated herein; (d) the Underwriters and their respective affiliates may have interests that differ from those of the Company and the Subsidiary Guarantors; and (e) the Company and the Subsidiary Guarantors have consulted their own legal and financial advisors to the extent they deemed appropriate. The Company and the Subsidiary Guarantors hereby waive any claims that the Company and the Subsidiary Guarantors may have against the Underwriters with respect to any breach of fiduciary duty in connection with this offering.

     14. Notices, etc. All statements, requests, notices and agreements hereunder shall be in writing, and:

     (a) if to the Underwriters, shall be delivered or sent by mail or facsimile transmission to Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019, Attention: Syndicate Registration, with a copy to Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, Attention: Kirk A. Davenport II and Gregory P. Rodgers (Fax: 212-751-4864) and Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Commerce Court West, Toronto, ON, M5L 1A9, Canada, Attention: Pamela Hughes and Tim Andison (Fax: 416-863-2653), and with a copy, in the case of any notice pursuant to Section 8(d), to the Director of Litigation, Office of the General Counsel, Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019; and

     (b) if to the Company or any Subsidiary Guarantor, shall be delivered or sent by mail or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention: McMillan LLP, Suite 1500-1055 West Georgia Street, Vancouver, BC, V6E 4N7, Attn: Bernhard J. Zinkhofer (Fax: 604-685-7084) and Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York NY, Attention: Andrew J. Foley (Fax: 212-757-3990).

     Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof. The Company shall be entitled to act and rely upon any request, consent, notice or agreement given or made on behalf of the Underwriters by Barclays Capital Inc.

     15. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the Underwriters, the Company, the Subsidiary Guarantors and their respective successors. This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except that (a) the representations, warranties, indemnities and agreements of the Company and the Subsidiary Guarantors contained in this Agreement shall also be deemed to be for the benefit of the directors, officers and employees of the Underwriters and each person or persons, if any, who control any Underwriter within the meaning of Section 15 of the Securities Act, and (b) the indemnity agreement of the Underwriters contained in Section 8(c) of this Agreement shall be deemed to be for the benefit of the directors of the Company, the officers of the Company who have signed the Registration Statement and any person controlling the Company within the meaning of Section 15 of the Securities Act. Nothing in this Agreement is intended or shall be construed to give any person, other than the persons referred to in this Section 15, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

     16. Survival. The respective indemnities, representations, warranties and agreements of the Company, the Subsidiary Guarantors and the Underwriters contained in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall survive the delivery of and payment for the Notes and shall remain in full force and effect, regardless of any investigation made by or on behalf of any of them or any person controlling any of them.

     17. Definition of the Terms “Business Day”, “Affiliate” and “Subsidiary”. For purposes of this Agreement, (a) “business day” means each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close ,and (b) “affiliate” and “subsidiary” have the meaning set forth in Rule 405 under the Securities Act.

     18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     19. Submission to Jurisdiction, Etc. The Company and the Subsidiary Guarantors hereby submit to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan, The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, action or other proceeding in such courts, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, action or other proceeding brought in any such court has been brought in an inconvenient forum. The Company and the Subsidiary Guarantors each irrevocably appoint Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401, as its authorized agent in the Borough of Manhattan, The City of New York, New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company and the Subsidiary Guarantors by the person serving the same to the address provided in Section 8 shall be deemed in every respect effective service of process upon the Company and the Subsidiary Guarantors in any such suit or proceeding. The Company and the Subsidiary Guarantors further agree to take any and all actions as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

     20. Waiver of Immunity. With respect to any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled, and with respect to any such suit or proceeding, each party waives any such immunity in any court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such suit or proceeding, including, without limitation, any immunity pursuant to the U.S. Foreign Sovereign Immunities Act of 1976, as amended.

     21. Judgment Currency. The obligation of the Company and each Subsidiary Guarantor in respect of any sum due to any Underwriter under this Agreement shall, notwithstanding any judgment in a currency other than U.S. dollars or any other applicable currency (the “Judgment Currency”), not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in the Judgment Currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase U.S. dollars or any other applicable currency with the Judgment Currency; if the U.S. dollars or other applicable currency so purchased are less than the sum originally due to such Underwriter hereunder, the Company and the Subsidiary Guarantors, jointly and severally, agree, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the U.S. dollars or other applicable currency so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company and the Subsidiary Guarantors an amount equal to the excess of the U.S. dollars or other applicable currency so purchased over the sum originally due to such Underwriter hereunder.

     22. Waiver of Jury Trial. The Company and the Underwriters hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

     23. Counterparts. This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original but all such counterparts shall together constitute one and the same instrument.

     24. Headings. The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

[Signatures follow]

     If the foregoing correctly sets forth the agreement among the Company, the Subsidiary Guarantors and the Underwriters, please indicate your acceptance in the space provided for that purpose below.

Very truly yours,

TASEKO MINES LIMITED

By:	/s/ Peter Mitchell
Name: Peter C. Mitchell
Title: Chief Financial Officer

GIBRALTAR MINES LTD.

By:	/s/ Peter Mitchell
Name: Peter C. Mitchell
Title: Chief Financial Officer

ALEY CORPORATION

By:	/s/ Trevor Thomas
Name: Trevor R. Thomas
Title: Secretary

[Underwriting Agreement]

Accepted:

BARCLAYS CAPITAL INC.

For itself and as Representative
of the several Underwriters named
in Schedule I hereto

By:	/s/ Timothy Hartzell
Authorized Representative
Timothy N. Hartzell
Managing Director

[Underwriting Agreement]

SCHEDULE I

Principal Amount of
Underwriters	Notes to be
Purchased

Barclays Capital Inc	US$170,000,000
BMO Capital Markets Corp	US$15,000,000
TD Securities (USA) LLC	US$15,000,000
Total	US$200,000,000

SCHEDULE II

LIST OF SUBSIDIARY GUARANTORS

1.	Gibraltar Mines Ltd.
2.	Aley Corporation

SCHEDULE III

ISSUER FREE WRITING PROSPECTUSES

1.	Pricing term sheet of the Company dated April 12, 2011.

SCHEDULE IV

SUBSIDIARIES OF THE COMPANY

1.	Gibraltar Mines Ltd.

2.	Aley Corporation

3.	688888 BC Ltd.

4.	Cuisson Lake Mines Limited

5.	Taseko Acquisitionsub Ltd.

EXHIBIT A-1

FORM OF OPINION OF CANADIAN COUNSEL TO THE COMPANY AND THE
SUBSIDIARY GUARANTORS

Barclays Capital Inc.,
as representative (the “Representative”) of the
several underwriters (collectively, the
“Underwriters”) listed on Schedule I to the
Underwriting Agreement
745 Seventh Avenue
New York, New York
U.S.A. 10019

Dear Sirs/Mesdames:

Taseko Mines Limited - Offering of <>% Senior Notes due 2019
     We have acted as counsel to Taseko Mines Limited (the “Company”) in connection with the issue and sale of <>% senior notes due 2019 of the Company (the “Notes”) pursuant to the terms of an underwriting agreement dated April <>, 2011 among the Company, the subsidiary guarantors party thereto (collectively, the “Subsidiary Guarantors”) and the Representative (the “Underwriting Agreement”). The Company’s obligations under the Notes, including the due and punctual payment of interest on the Notes, will be irrevocably and unconditionally guaranteed (the “Subsidiary Guarantees”) by the Subsidiary Guarantors. The Company will guarantee the Subsidiary Guarantees (the “Parent Guarantee” and, together with the Subsidiary Guarantees, the “Guarantees”).
     This opinion is delivered to you pursuant to Section 7(c) of the Underwriting Agreement. All capitalized terms used but not defined herein have the meanings set out in the Underwriting Agreement.
     As such counsel, we have participated in the preparation of the following documents and agreements:

(a)

the indenture dated April <>, 2011 (the “Base Indenture”), as supplemented by the supplemental indenture dated April <>, 2011 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) among the Company, the Subsidiary Guarantors, The Bank of New York Mellon as U.S. Trustee, and BNY Trust Company of Canada as Canadian Co-Trustee;

(b)	the executed Underwriting Agreement;

(c)	the Pricing Disclosure Package;

(d)

the amended and restated short form base shelf prospectus of the Company dated April 4, 2011 (including the documents incorporated by reference therein, the “Base Prospectus”) and the preliminary shelf prospectus supplement of the Company dated April 5, 2011 (including the documents incorporated by reference therein, the “Preliminary Supplement”) and the final shelf prospectus supplement dated April <>, 2011 (including the documents incorporated by reference therein, the “Final Supplement”) as filed by the Company with the Canadian securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada, except Quebec (the “Qualifying Jurisdictions”), relating to the offering of the Notes (the Preliminary Supplement, Final Supplement and the Base Prospectus are collectively called the “Prospectus”);

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(e)

the registration statement on Form F-10 filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2011 (Registration No. 333-173197) registering the offering and sale of common shares, warrants, subscription receipts, debt securities, or any combination of such securities of the Company under the U.S. Securities Act of 1933, as amended, together with the rules and regulations thereunder (as re-filed and as amended, the “U.S. Registration Statement”); and

(f)	the amended and restated base shelf prospectus included in the U.S. Registration Statement including the documents incorporated by reference therein, the “U.S. Base Prospectus”);

(g)

the preliminary prospectus supplement of the Company dated April 5, 2011 (including the documents incorporated by reference therein, the “Preliminary U. S. Supplement”) and the final prospectus supplement of the Company dated April <>, 2011 (including the documents incorporated by reference therein, the “Final U.S. Supplement”), each as filed by the Company with the SEC under the U. S. Registration Statement, relating to the offering of the Notes (the Preliminary U. S. Supplement and Final U.S. Supplement are collectively called the “U.S. Prospectus”).

     We have made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of public and corporate records, documents and certificates of governmental authorities and officers of the Company and of others as we have considered necessary or appropriate to enable us to express the opinions hereinafter set forth, including:

(a)

the prospectus receipt (the “Receipt”) dated April 5, 2011 issued by the British Columbia Securities Commission (the “BCSC”) in accordance with Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions, evidencing that a final receipt of the Qualifying Authorities in the Qualifying Jurisdictions have been issued for the Base Prospectus;

(b)	a certificate of good standing issued by the Registrar of Companies of British Columbia in respect of the Company dated April <>, 2011 (“Certificate of Good Standing”);

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(c)	a certificate of good standing issued by the Registrar of Companies of British Columbia in respect of Gibraltar Mines Ltd. (“Gibraltar”) dated April <>, 2011 (the “Gibraltar Certificate”);

(d)	a certificate of compliance issued by Industry Canada in respect of Aley Corporation (“Aley”) dated April <>, 2011 (the “Aley Certificate”);

(e)	a certificate of good standing issued by the Registrar of Companies of British Columbia in respect of Aley dated April <>, 2011 (the “Aley Extra-Provincial Registration Certificate”);

(f)	a certificate of officers of the Company as to certain factual matters (the “Officers’ Certificate”);

(g)	a certificate of officers of Gibraltar as to certain factual matters (the “Gibraltar Officers’ Certificate”);

(h)	a certificate of officers of Aley as to certain factual matters (the “Aley Officers’ Certificate”); and

(i)

a specimen form of the certificate for the Notes (the “Notes”), copies of which have been provided to you. In such examinations, we have assumed, with your concurrence, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic, original documents of all documents submitted to us as copies and the authority of all corporate and governmental signatories (other than officers and directors of the Company). We have also considered such questions of law as we have deemed relevant to enable us to express the opinions hereinafter set forth.

In expressing our opinion we have assumed:
(a)

the Company is not a “related issuer” or a “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts) of any registrant involved in the trade of the Notes; and

(b)

no order, ruling or decision of any court, regulatory or administrative body is in effect at any material time on or after the date hereof that has the effect of precluding or restricting any trade in securities of the Company or that affects any person or company who engages in such a trade and that no proceedings for that purpose have been instituted or are pending or contemplated.

     In rendering the opinions expressed herein, we have, with respect to the factual matters reflected in the Officers’ Certificate, the Gibraltar Officers’ Certificate and the Aley Officers’ Certificate, relied exclusively and without independent investigation, upon the Officers’ Certificate, the Gibraltar Officers’ Certificate and the Aley Officers’ Certificate.
     Where we use “to our knowledge” or similar wording, our knowledge is limited to the information set out in the Officers’ Certificate, the Gibraltar Officers’ Certificate and the Aley Officers’ Certificate and the knowledge of the lawyers in our firm who have worked on matters for the Company, and we have not made any independent inquiry.
     In expressing the opinion in paragraph 1 below we have, with your concurrence, relied solely on the Certificate of Good Standing.

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     In expressing the opinion set forth in paragraph 2, as it relates to the status of the Company in the Provinces of British Columbia, Alberta and Ontario as a reporting issuer, we have relied on the Receipt.
     In expressing the opinion set forth in paragraph 3 below, with respect to British Columbia law, we have relied solely on the list of reporting issuers dated April <>, 2011 (the “BC List”) as made available to the public on the internet site maintained by the BCSC and reviewed by us on April <>, 2011 which we assume continues to be accurate as of the date hereof, and our opinion is subject to the qualifications and limitations set out on such list.
     In expressing the opinion set forth in paragraph 3 below, with respect to Alberta law, we have relied solely on the list of reporting issuers dated April <>, 2011 (the “ASC List”) as made available to the public on the internet site maintained by the Alberta Securities Commission (the “ASC”) and reviewed by us on April <>, 2011 which we assume continues to be accurate as of the date hereof, and our opinion is subject to the qualifications and limitations set out on such list.
     In expressing the opinion set forth in paragraph 3 below, with respect to Ontario law, we have relied solely on the list of reporting issuers maintained by the Ontario Securities Commission (the “OSC”) and last updated on April <>, 2011 (the “Ontario List”) as made available to the public on the internet site maintained by the OSC and reviewed by us on April <>, 2011 which we assume continues to be accurate as of the date hereof, and our opinion is subject to the qualifications and limitations set out on such list.
     In expressing the opinion set forth in paragraph 4(a) below, with respect the BC law, Ontario law and Alberta law, we have relied solely on the cease traded issuers lists as dated April <>, 2011 as made available to the public on the internet sites maintained by each of the BCSC, the OSC and the ASC and reviewed by us on April <>, 2011 which we assume continues to be accurate as of the date hereof, and our opinion is subject to the qualifications and limitations set out on each such list.
     In expressing the opinions set forth in paragraphs 6(i) and 6(ii) below, we have, with your concurrence, relied solely on the Gibraltar Certificate.
     In expressing the opinions set forth in paragraphs 7(i) and 7(ii) below, we have, with your concurrence, relied solely on the Aley Certificate.
     In expressing the opinion in paragraph 7(iv) below, we have, with your concurrence, relied in part on the Aley Extra-Provincial Registration Certificate.
     In expressing the opinion in paragraph 9, 10 and 11 below, we have assumed that the Underwriting Agreement has been validly authorized, executed and delivered by all parties thereto other than the Company, Aley and Gibraltar, as applicable.
     Insofar as the opinions expressed in paragraphs 2, 3, 4(a) and 13 relate to matters governed by laws other than the laws of British Columbia, Alberta and Ontario and the federal laws of Canada applicable therein, we have relied, with your concurrence, solely upon opinions of the following local counsel:

Manitoba:	Thompson Dorfman Sweatman LLP

Saskatchewan:	Kanuka Thuringer LLP

Nova Scotia, New Brunswick, Prince Edward	Stewart McKelvey
Island and Newfoundland:

A-1-4

     We have not independently considered the matters covered by the opinions of local counsel on which we have relied to the extent necessary to enable us to express the conclusions stated in such opinions and, accordingly, we do not express any opinion on the matters contained in such opinions. We have assumed that all appropriate investigations and inquiries, whether or not referred to expressly in such opinions, were made and conducted and that no matters were disclosed as a result of such investigations and inquiries which might have required a qualification to any such opinions. Subject to this qualification, we believe that both you and we are entitled to rely on such opinions.
     To the extent that any of the opinions of local counsel upon which we have relied are based upon any assumption, are given in reliance on any certificate or other document or are made subject to any limitation, qualification or exception, our opinions given in reliance thereon are based on the same assumptions, are given in reliance on the same certificate or document and are subject to the same limitations, qualifications or exceptions. Except insofar as we have relied on the opinions of local counsel and except insofar as our opinions in paragraphs 2, 3, 4(a) and 13 extend to matters of Ontario law and Alberta law, the opinions hereinafter expressed are based on the laws of British Columbia and the federal laws of Canada applicable therein, in each case as in effect on the date hereof. We advise that we have no obligation to update this opinion.
     In expressing the opinions in paragraph 13 we have, with your concurrence, for the purposes of determining how the BCSC, ASC and the OSC interprets and applies governing law, rules and regulations, reviewed only the written policies, blanket orders and rulings of the BCSC , the ASC and the OSC and matters raised by the staff of the BCSC, ASC and the OSC in connection with the filing of the Prospectus.
     In expressing the opinion in paragraph 16, we have relied in part on the qualification certificate of the Company dated April 4, 2011.
     Based upon and subject to the foregoing and to the qualifications set forth herein, we are of the opinion that:

1.

The Company has been duly incorporated and organized under the laws of the Province of British Columbia, is a valid and existing company and is, with respect to the filing of annual reports with the Registrar of Companies of British Columbia, in good standing.

2.	The Company is a reporting issuer under the securities laws of each of the Qualifying Jurisdictions in which such status exists.

3.	In the Provinces of:

	(a)	Saskatchewan, the Company is not included on the list of defaulting issuers maintained by the Saskatchewan Financial Services Commission;

	(b)	Alberta, British Columbia and Ontario, the Company is not noted as “In Default” on the ASC List, the BC List and the Ontario List, respectively;

	(c)	Manitoba, the Company is not noted as being in default on the list of reporting issuers maintained by the Manitoba Securities Commission;

(d)

New Brunswick and Nova Scotia, the Company is not in default of one or more of the filing requirements concerning annual or interim financial statements or other continuous disclosure documents or the payment of fees required by the Securities Act (New Brunswick) or the Securities Act (Nova Scotia) which would cause it to be identified as a reporting issuer in default or as a defaulting reporting issuer by the New Brunswick Securities Commission or the Nova Scotia Securities Commission;

A-1-5

(e)

Newfoundland and Labrador, the Superintendent of Securities (Newfoundland and Labrador) is not aware of the Company having contravened any provisions of the Securities Act (Newfoundland and Labrador); and

(f)	Prince Edward Island, the Company is not in default under the Securities Act (Prince Edward Island).

4.	A final receipt has been obtained from BCSC on behalf of itself and the Qualifying Jurisdictions in respect of the Base Prospectus and, to our knowledge, the BCSC has not revoked such receipt and:
	(a)	no order having the effect of ceasing or suspending the distribution of the Notes has been issued by any of the Qualifying Authorities, and
	(b)	no order having the effect of ceasing or suspending the distribution of the Notes has been served on the Company.

5.

The Company has all requisite corporate power and authority (i) to carry on its business as described in the Prospectus, (ii) to own, lease and operate its property and assets as described in the Prospectus, (iii) to execute and deliver the Underwriting Agreement, the Indenture and the Notes and to perform its obligations thereunder and to consummate the transactions contemplated thereby, and (iv) to issue and sell the Notes, and is duly qualified to carry on its business as now conducted in the Province of British Columbia.

6.

Gibraltar (i) is a corporation duly incorporated and validly existing under the laws of the Province of British Columbia, (ii) is with respect to the filing of annual reports with the Registrar of Companies of British Columbia, in good standing, (iii) has all requisite corporate capacity and power to own, lease and operate its property and assets as described in the Prospectus and to execute and to deliver and perform its obligations under the Underwriting Agreement, the Indenture and the Subsidiary Guarantee, and (iv) is duly qualified to carry on its business as now conducted in the Province of British Columbia.

7.

Aley (i) is a corporation duly existing under the Canada Business Corporations Act, (ii) has filed the required annual returns and paid all prescribed fees required with Industry Canada, (iii) has all requisite corporate capacity and power to own, lease and operate its property and assets as described in the Prospectus and to execute and to deliver and perform its obligations under the Underwriting Agreement, the Indenture and the Subsidiary Guarantee, and (iv) is duly qualified to carry on its business as now conducted in the Province of British Columbia.

8.

The Company has full corporate power and authority necessary to deliver each of the Base Prospectus, the Preliminary Supplement, the Final Supplement, the U.S. Base Prospectus, the Preliminary U.S. Supplement, the Final U.S. Supplement and the U.S. Registration Statement, and all necessary corporate action has been taken by the Company to authorize the delivery of each of the Base Prospectus, the Preliminary Supplement, the Final Supplement, the U.S. Base Prospectus, the Preliminary U.S. Supplement, the Final U.S. Supplement and the U.S. Registration Statement, and the filing thereof with the Qualifying Jurisdictions and the SEC, as applicable.

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9.

All necessary corporate action has been taken by the Company to authorize the execution and delivery of the Underwriting Agreement, the Indenture and the Notes and the performance of its obligations thereunder and the Underwriting Agreement, the Indenture and the Notes have been duly executed and delivered by the Company.

10.

All necessary corporate action has been taken by Gibraltar to authorize the execution and delivery of the Underwriting Agreement and the Indenture and the performance of its obligations thereunder and the Underwriting Agreement and the Indenture have has been duly executed and delivered by Gibraltar.

11.

All necessary corporate action has been taken by Aley to authorize the execution and delivery of the Underwriting Agreement and the Indenture and the performance of its obligations thereunder and the Underwriting Agreement and the Indenture have has been duly executed and delivered by Aley.

12.

The execution and delivery of the Underwriting Agreement, the Indenture and the Notes, the fulfilment of their respective obligations thereunder and the issuance, sale and delivery of the Notes and the Guarantees to be issued, delivered and sold by the Company and the Guarantors pursuant to the Underwriting Agreement and the Indenture do not and will not:

(a)	violate the constating documents of the Company or any of its subsidiaries;

(b)

result in a breach of, or a default under, or create a state of facts which, after notice or lapse of time or both, will result in a breach of, or a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets the Company or any of its subsidiaries, under any of the agreements by the Company or its subsidiaries that were identified to us by an officer of the Company as being material to the Company and its subsidiaries, taken as a whole, and identified on Schedule A hereto;

(c)

violate or conflict with or create a state of facts which, after notice or lapse of time or both, will violate or conflict with any Canadian federal or British Columbia statute, rule or regulation applicable to the Company or its subsidiaries or to the transactions contemplated by the Underwriting Agreement that a reasonable solicitor practicing in British Columbia would expect to be applicable to the Company or its subsidiaries;

(d)

violate or conflict with or create a state of facts which, after notice or lapse of time or both, will violate or conflict with any court or governmental orders, writs, judgments or decrees specifically directed to the Company or its subsidiaries that were identified to us by an officer of the Company as being material to the Company and its subsidiaries, taken as a whole, and identified on Schedule B hereto; or

A-1-7

(e)

require any consents, approvals, or authorizations to be obtained by the Company and the Guarantors from, or any registrations, declarations or filings to be made by the Company and the Guarantors with, any Canadian court, arbitrator or governmental or regulatory authority that have not been obtained or made.

13.

All necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority under the securities laws in each of the Qualifying Jurisdictions have been obtained by the Company to qualify the distribution to the public of the Notes in each of the Qualifying Jurisdictions through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation.

14.	The Notes have been validly authorized and created by the Company.

15.

To our knowledge, there are no contracts or documents that are of a character required by the securities laws of the Qualifying Jurisdictions or the Shelf Procedures to be described in the Prospectus, or to be filed or incorporated by reference therein, which have not been so described, filed or incorporated by reference as required.

16.	The Company is eligible to file a short form prospectus and a prospectus supplement with the BCSC and the Qualifying Jurisdictions.

17.

The statements in the Preliminary Supplement, the Final Supplement and the Pricing Disclosure Package under the caption “Certain Canadian Federal Income Tax Considerations”, insofar as they purport to constitute summaries of legal matters, fairly summarize the matters referred to therein, subject to the limitations and qualifications stated or referred to therein and applicable thereto. The statements in the Preliminary Supplement, the Final Supplement and the Pricing Disclosure Package under the caption “Enforceability of Civil Liabilities by U.S. Investors” and in the U.S. Registration Statement under “Part II – Information Not Required To Be Delivered to Offerees or Purchasers – Indemnification of Directors and Officers” have been reviewed by such counsel and fairly summarize the matters under such headings.

18.

To our knowledge, (A) there are no legal or governmental proceedings in Canada pending that are required under the securities laws of the Qualifying Jurisdictions to be described in the Prospectus and that are not so described therein, and (B) there are no statutes, regulations or contracts or other documents that are required under the securities laws of the Qualifying Jurisdictions to be described in the Prospectus and that are not so described therein.

19.

The Base Prospectus, the Preliminary Supplement and the Final Supplement (in each case other than the financial statements and related schedules therein, as to which such counsel need express no opinion), as of their respective dates of filing and as of their respective dates, complied as to form in all material respects with the requirements of the securities laws of the Qualifying Jurisdictions. Each of the documents incorporated by reference in the Pricing Disclosure Package and the Final Supplement or any amendment or supplement thereto made by the Company prior to the Closing Date (other than the financial statements and related schedules therein, as to which such counsel need express no opinion), when they were filed with the Qualifying Authorities, complied as to form in all material respects with the requirements of securities laws of the Qualifying Jurisdictions.

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20.

In any proceeding in a court of competent jurisdiction in the Province of British Columbia (a “British Columbia Court”) for the enforcement of the Indenture, the Underwriting Agreement and the Notes (collectively, the “Documents”), the British Columbia Court would apply the laws of the State of New York (“New York Law”), in accordance with the parties’ choice of New York Law in the Documents, to all issues which under the laws of the Province of British Columbia are to be determined in accordance with the chosen law of the contract, if the parties’ choice of New York Law is bona fide and legal and there is no reason for avoiding the choice on the grounds of public policy (“Public Policy”) under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (collectively, “British Columbia Law”); and subject to the qualifications that, in any such proceeding, and notwithstanding the parties’ choice of law, the British Columbia Court:

	(i)	will not take judicial notice of the provisions of New York Law but will apply such provisions only if they are pleaded and proven by expert testimony;

(ii)

will apply British Columbia Law that under British Columbia Law would be characterized as procedural and will not apply any New York Law that under British Columbia Law would be characterized as procedural;

	(iii)	will apply provisions of British Columbia Law that have overriding effect or apply notwithstanding the choice of law;

(iv)

will not apply any New York Law if such application would be characterized under British Columbia law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law or if its application would be contrary to Public Policy; and

	(v)	will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed.

21.

A British Columbia Court would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York (a “New York Court”) for a sum certain, obtained against any one or more of the Company and the Guarantors with respect to a claim arising out of the Documents (a “New York Judgment”), without reconsideration of the merits; however:

(i)

an action to enforce the New York Judgment must be commenced in the British Columbia Court within any applicable limitation period under Applicable Law and maintained in accordance with the procedural requirements of Applicable Law;

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(ii)

the New York Court must have acted within its jurisdiction under New York Law and after valid service of process on the Company or the relevant Subsidiary Guarantors, as the case may be, in accordance with the Documents and New York Law;

(iii)

the British Columbia Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment or the court of another jurisdiction is a more appropriate forum to hear the action;

(iv)	the British Columbia Court will render judgment only in Canadian dollars and will calculate interest on the New York Judgment in accordance with the Court Order Interest Act (British Columbia); and

(v)

an action in the British Columbia Court on the New York Judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally and general principles of equity, and

(vi)	such enforcement would be subject to the following defences:

	(a)	the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice or is contrary to Public Policy;

	(b)	the New York Judgment is for a claim which under British Columbia Law would be characterized as based on a foreign revenue, expropriatory, penal or other public law;

	(c)	new admissible evidence relevant to the action which is the subject matter of such judgment is discovered or arises prior to the enforcement of the judgment by the British Columbia Court;

	(d)	the New York Judgment is contrary to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act

(Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes;

	(e)	the New York Judgment has been satisfied or is void, voidable or otherwise ineffective under New York Law; and

	(f)	the New York Judgment was obtained by default and there was a manifest error on the face of the New York Judgment.

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     This opinion is delivered to the addressees pursuant to the Company’s request in connection with the closing of the above referenced transaction and may be relied upon by the addressees in connection therewith but not by any other person or entity or by anyone for any other purpose, nor it may be copied or quoted by persons other than the addressees, or distributed to persons other than addresses without our prior written consent.

Yours truly,

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SCHEDULE A

MATERIAL AGREEMENTS

(a)	Red Mile Royalty Sale Agreements dated September 29, 2004:
i)

Royalty Agreement among, inter alia, Gibraltar and Wilshire (GP) No. 2 Corporation, in its own capacity and in its capacity as general partner on behalf of all the limited partners of Red Mile Resources No. 2 Limited Partnership (“Red Mile”), pursuant to which Gibraltar sold to Red Mile a royalty (the “Royalty Interest”) for $67,357,000 (the “Purchase Price”);

ii)

Call Option Agreement among, inter alia, 688888 B.C. Ltd. (“688888”), a wholly-owned subsidiary of Taseko, and Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership (“RMRF”), pursuant to which 688888 has an option to, directly or indirectly, re-acquire the Royalty Interest by acquiring from Red Mile the Royalty Interest or from RMRF all of the limited partnership units of Red Mile held by RMRF;

iii)

Funding Pledge Agreement among, inter alia, Alberta Capital Trust Corporation (“Alberta Trust”) and Gibraltar, pursuant to which the Purchase Price was invested in a promissory note with Alberta Trust, and Gibraltar pledged the promissory note, along with interest earned and to be earned thereon, to secure its obligations under the Funding Pledge Agreement; and

iv)

Pledge, Priorities and Direction Agreement, pursuant to which Gibraltar is entitled to have released to it funds held under a promissory note, and interest thereon, to fund its royalty obligations under the Royalty Agreement to the extent of its royalty payment obligations;

(b)

Corporate Services Agreement dated July 2, 2010 between Hunter Dickinson Services Inc. (“HDSI”) and the Company, pursuant to which HDSI agreed to provide technical, geological, corporate communications, administrative and management services to the Company;

(c)	Copper Concentrate Agreement dated April 17, 2008 between Gibraltar and MRI Trading AG (“MRI”), pursuant to which Gibraltar sells copper concentrate to MRI;
(d)	Joint Venture Formation Agreement dated March 18, 2010 between the Company, Gibraltar and Cariboo, pursuant to the formation of the Gibraltar Joint Venture;
(e)	Joint Venture Operating Agreement with Cariboo, dated March 18, 2010 whereby the Gibraltar mine is operated in a 75:25 joint venture with Cariboo; and
(f)	Off-Take Agreement dated March 18, 2010 between the Company, Gibraltar and Cariboo, pursuant to which the Gibraltar Joint venture sells copper concentrate to Cariboo.
(g)

At the Market Issuance Agreement, dated October 18, 2010, with McNicoll, Lewis & Vlak LLC, pursuant to which the Company may, at its discretion, from time to time sell up to a maximum of 18,600,000, of its common shares through "at-the-market" issuance.

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(h)

Purchase and Sale Agreement dated May 12, 2010 between Franco-Nevada Corporation and the Company, pursuant to which Franco-Nevada will purchase gold equal to 22% of the life-of-mine gold to be produced by Taseko from its proposed Prosperity gold-copper mine.

(i)

Share Exchange Agreement dated December 17, 2010 among 0896097 B.C. Ltd., Continental Minerals Corporation, the Company and Gibraltar, pursuant to which the Gibraltar tracking preferred shares will be exchanged for the Company’s common shares.

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SCHEDULE B

ORDERS, WRITS, JUDGMENTS AND DECREES

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EXHIBIT A-2

FORM OF NEGATIVE ASSURANCE LETTER OF CANADIAN COUNSEL TO THE
COMPANY AND THE SUBSIDIARY GUARANTORS

Barclays Capital Inc.,
as Representative of the several
Underwriters listed on Schedule I to the
Underwriting Agreement (collectively,
the “Underwriters”)
745 Seventh Avenue
New York, New York
U.S.A. 10019

Dear Sirs/Mesdames:

Re:	Taseko Mines Limited – Offering of <>% Senior Notes Due 2019

     We have acted as Canadian counsel to Taseko Mines Limited (the “Company”) in connection with the offer and sale (the “Offering”) of <>% senior notes due 2019 of the Company (the “Notes”) pursuant to the terms of an underwriting agreement dated April <>, 2011 among the Company, the subsidiary guarantors party thereto (the “Subsidiary Guarantors”) and the Representative (the “Underwriting Agreement”).

     This letter is provided to you at the request of the Company pursuant to the Underwriting Agreement. Capitalized terms used but not defined herein shall have the meanings given to them in the Underwriting Agreement.

Participation

     In the above capacity, we have, among other things, participated in the preparation of the following documents and agreements:

(h)

the indenture dated April <>, 2011 (the “Base Indenture”), as supplemented by the first supplemental indenture dated April <>, 2011 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) among the Company, the Subsidiary Guarantors, The Bank of New York Mellon, as U.S. Trustee, and BNY Trust Company of Canada, as Canadian Co-Trustee;

(i)	the executed Underwriting Agreement;

(j)	the Pricing Disclosure Package;

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(k)

the amended and restated short form base shelf prospectus of the Company dated April 4, 2011 (including the documents incorporated by reference therein, the “Base Prospectus”) and the preliminary shelf prospectus supplement of the Company dated April 5, 2011 (including the documents incorporated by reference therein, the “Preliminary Supplement”) and the final shelf prospectus supplement of the Company dated April <>, 2011 (including the documents incorporated by reference therein, the “Final Supplement”) as filed by the Company with the Canadian securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada, except Quebec (the “Qualifying Jurisdictions”), relating to the offering of the Notes (the Preliminary Supplement, Final Supplement and the Base Prospectus are collectively called the “Prospectus”);

(l)

the registration statement on Form F-10 filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2011 (Registration No. 333-173197) registering the offering and sale of common shares, warrants, subscription receipts, debt securities, or any combination of such securities of the Company under the U.S. Securities Act of 1933, as amended (the “Securities Act”), together with the rules and regulations thereunder (as so filed and as amended, the “U.S. Registration Statement”);

(m)	the amended and restated base shelf prospectus included in the U.S. Registration Statement including the documents incorporated by reference therein (the “U.S. Base Prospectus”); and

(n)

the preliminary prospectus supplement of the Company dated April 5, 2011 (including the documents incorporated by reference therein, the “Preliminary U.S. Supplement”) and the free writing prospectuses identified on Schedule III to the Underwriting Agreement (each, a “Specified IFWP”), and the final prospectus supplement of the Company dated April <>, 2011 (including the documents incorporated by reference therein, the “Final U.S. Supplement”), each as filed by the Company with the SEC under the U.S. Registration Statement, relating to the offering of the Notes (the Preliminary U.S. Supplement, Final U.S. Supplement and U.S. Base Prospectus are collectively called the “U.S. Prospectus”).

Negative Assurance

     We have participated in the preparation of the Prospectus, the U.S. Registration Statement, the U.S. Prospectus and the Pricing Disclosure Package. We have also participated in conferences with officers and other representatives of the Company, representatives of the independent accountants for the Company, counsel for the Underwriters and representatives of the Underwriters at which the contents of the Prospectus, the U.S. Registration Statement, the U.S. Prospectus and the Pricing Disclosure Package and related matters have been discussed.

     The primary purpose of our professional engagement was not to establish factual matters or financial or accounting information. In the course of our participation, we have not independently verified, and (except as to those matters and to the extent set forth in the opinions referred in our legal opinions delivered pursuant to Section 7(c) of the Underwriting Agreement) are not passing upon and do not assume any responsibility for the factual accuracy, completeness or fairness of the statements contained in the Prospectus, the U.S. Registration Statement, the U.S. Prospectus and the Pricing Disclosure Package.

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     We advise you that, subject to the limitations set forth in the preceding paragraph and the exclusions set forth below, on the basis of the information we gained in the course of performing the services referred to above, nothing has come to our attention that has given us reason to believe that:

  as of their respective dates, the Base Prospectus, the Preliminary Supplement, the Preliminary U.S. Supplement, the Final Supplement and the Final U.S. Supplement contained any untrue statement of a material fact or omitted to state a material fact that is required to be stated or that is necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, at the time of effectiveness of the U.S. Registration Statement (the “Effective Time”), the U.S. Registration Statement, including the information deemed to be part of the U.S. Registration Statement pursuant to Rule 430B under the Securities Act (together with the documents incorporated by reference therein at that time), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, the Preliminary U.S. Supplement, as of <> [a.m./p.m.] New York City time on April <>, 2011 (together with the documents incorporated by reference therein at that time and the Specified IFWP), contained any untrue statement of a material fact or omitted to state a material fact that is required to be stated or that is necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or as of the date of the Final U.S. Supplement and as of the Closing Date, the Final U.S. Prospectus, together with the documents incorporated by reference therein at those dates, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

provided that, in each case, we express no belief and provide no assurance regarding the following information contained in or incorporated by reference into the Prospectus, the U.S. Registration Statement and the U.S. Prospectus:

1.	the financial statements of the Company,

2.	financial information, and

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3.

information included or incorporated by reference in the Prospectus, the U.S. Registration Statement and the U.S. Prospectus that has been derived from the reports or attributed to the persons named in the U.S. Registration Statement and the U.S. Prospectus under the heading “Experts”.

Yours truly,

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EXHIBIT A-3

FORM OF OPINION OF UNITED STATES COUNSEL TO THE COMPANY AND THE
SUBSIDIARY GUARANTORS

Barclays Capital Inc.
as Representative of the several Underwriters
c/o Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

Ladies and Gentlemen:

     We have acted as special counsel to Taseko Mines Limited, a corporation organized under the laws of British Columbia, Canada (the “Company”), Gibraltar Mines Ltd., a corporation organized under the laws of British Columbia, Canada (“Gibraltar”), and Aley Corporation, a corporation organized under the laws of Canada (“Aley,” and together with Gibraltar, the “Subsidiary Guarantors”), in connection with the Underwriting Agreement (the “Underwriting Agreement”), dated April [ ], 2011, among the Underwriters named on Schedule 1 thereto (the “Underwriters”), for whom you are acting as the representative, the Company and the Subsidiary Guarantors, relating to the purchase today by the Underwriters of US$200,000,000 in aggregate principal amount of the Company’s [ ]% Notes due 2019 (the “Notes”). This opinion is being furnished at the request of the Company as contemplated by Section 7(e) of the Underwriting Agreement. The Company’s obligations under the Notes, including the due and punctual payment of interest on the Notes, will be irrevocably and unconditionally guaranteed (the “Subsidiary Guarantees”) by Gibraltar and Aley. The Company will guarantee the Subsidiary Guarantees (the “Parent Guarantee” and, together with the Subsidiary Guarantees, the “Guarantees”). Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Underwriting Agreement.
     The Company and the Subsidiary Guarantors have filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement (the “Registration Statement”) on Form F-10 (File No. 333-173197) under the Securities Act of 1933, as amended (the “Act”).
The Registration Statement was filed on March 31, 2011, was amended on April 5, 2011 and was declared effective by the Commission at 14:30:00 on April 5, 2011. The Form F-X of the Company and the Subsidiary Guarantors dated March 31, 2011 (the “Form F-X”) and the Form T-1 of the U.S. Trustee (as defined below) dated March 29, 2011 (the “Form T-1”) were filed with the Commission prior to the effectiveness of the Registration Statement. The base prospectus, dated April 4, 2011, contained in the Registration Statement at the time it became effective (the “Base Prospectus”), as supplemented by the preliminary prospectus supplement dated April 5, 2011, together with the documents incorporated by reference therein, are referred to, collectively, as the “Preliminary Final Prospectus.” The Base Prospectus, as supplemented by the final prospectus supplement dated April [ ], 2011, together with the documents incorporated by reference therein, are referred to, collectively, as the “U.S. Final Prospectus.” Both the Preliminary Final Prospectus and the U.S. Final Prospectus have been filed pursuant to General Instruction II.L of Form F-10 in the manner required by said General Instruction II.L.

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     To our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and to our knowledge no proceedings for that purpose have been initiated or are pending or are threatened by the Commission.
     In connection with the furnishing of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents:

1.	the Registration Statement;
2.	the Preliminary Final Prospectus;
3.	the U.S. Final Prospectus;
4.	an executed copy of the Underwriting Agreement;
5.

an executed copy of the Indenture (the “Indenture”), dated as of April [ ], 2011, by and among the Company, the Subsidiary Guarantors, The Bank of New York Mellon, as U.S. trustee (the “U.S. Trustee”), and BNY Trust Company of Canada, as Canadian co-trustee (the “Canadian Co-Trustee” and, together with the U.S. Trustee, the “Trustees”);

6.	an executed copy of the Supplemental Indenture (the “Supplemental Indenture”), dated as of April [ ], 2011, by and among the Company, the Subsidiary Guarantors and the Trustees;
7.	a form of the global certificate evidencing the Notes; and
8.	an executed copy of the Form F-X.

In addition, we have examined such other certificates, agreements and documents as we deemed relevant and necessary as a basis for the opinions and beliefs expressed below. We have also relied upon oral and written statements of officers and representatives of the Company and the Subsidiary Guarantors, the factual matters contained in the representations and warranties of the Company and the Subsidiary Guarantors made in the Underwriting Agreement and upon certificates of public officials and the officers of the Company. The documents incorporated by reference into the Registration Statement, the Preliminary Final Prospectus and the U.S. Final Prospectus were prepared by the Company without our participation.
     In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete. We have also assumed, without independent investigation, that (i) the Company and the Subsidiary Guarantors are validly existing and in good standing under the laws of their jurisdiction of organization, (ii) the Company and the Subsidiary Guarantors have all necessary corporate power and authority to execute, deliver and perform their respective obligations under the Underwriting Agreement, the Indenture and the Notes, (iii) the execution, delivery and performance of the Underwriting Agreement, the Indenture and the Notes has been duly authorized by all necessary corporate action and do not violate the organizational documents of the Company and the Subsidiary Guarantors or the laws of their jurisdiction of organization and (iv) the due execution and delivery by the Company and the Subsidiary Guarantors of the Underwriting Agreement, the Indenture and the Notes under the laws of their jurisdiction of organization. We have also assumed that the Indenture has been duly authorized and executed by, and represents a valid and legally binding obligation of, the Trustees and the due authentication of the Notes by the U.S. Trustee in the manner described in the certificate of the U.S. Trustee delivered to you today.

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     Whenever we indicate that our opinion is based upon our knowledge or words of similar import, our opinion is based solely on the actual knowledge of the attorneys in this firm who are representing the Company and the Subsidiary Guarantors in connection with the Underwriting Agreement and without any independent verification.
     Based upon the above, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that:
     1. The Notes, when duly executed, issued and delivered by the Company against payment as provided in the Underwriting Agreement, will constitute valid and legally binding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, except that the enforceability of the Notes may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law);
     2. The Indenture is a valid and legally binding obligation of the Company and each Subsidiary Guarantor, enforceable against the Company and the Subsidiary Guarantors in accordance with its terms, except that the enforceability of the Indenture may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); and the Indenture conforms in all material respects to its description contained in the Preliminary Final Prospectus together with the free writing prospectuses, if any, each identified in Schedule III to the Underwriting Agreement (collectively, the “Pricing Disclosure Package”) and the U.S. Final Prospectus under the caption “Description of the Notes.” The Indenture has been duly qualified under the Trust Indenture Act.
     3. When the Notes are duly issued and delivered by the Company against payment as provided in the Underwriting Agreement, the Subsidiary Guarantees of the Subsidiary Guarantors and the Parent Guarantee thereof by the Company (each of the Company and the Subsidiary Guarantors, a “Guarantor”), will be a valid and legally binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms, except that the enforceability of the Guarantee may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
     4. The statements in the U.S. Preliminary Prospectus and the U.S. Final Prospectus under the heading “Certain United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.
     5. The Registration Statement and the U.S. Final Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them and the information derived from the reports of Scott Jones, P.Eng., and the Form T-1, as to which we express no opinion.

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     6. The issuance and sale of the Notes by the Company, the compliance by the Company and the Subsidiary Guarantors with all of the provisions of the Underwriting Agreement and the Indenture and the performance by the Company and the Subsidiary Guarantors of their respective obligations thereunder will not (i) breach or result in a default under any agreement, indenture or instrument listed on Schedule I to this Opinion or (ii) violate Applicable Law or any judgment, order or decree of any court or arbitrator in the United States known to us, except in the case of clauses (i) and (ii) above, where the breach, default or violation could not reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole. For purposes of this letter, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement, except that “Applicable Law” does not include the anti-fraud provisions of the securities laws of any applicable jurisdiction or any state securities or Blue Sky laws of the various states.
     7. No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Company under any Applicable Law for the issuance or sale of the Notes or the performance by the Company and the Subsidiary Guarantors of their respective obligations under the Underwriting Agreement and the Indenture. For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.
     8. The Company is not and, after giving effect to the offering and sale of the Notes, and the application of their proceeds as described in the Pricing Disclosure Package and the U.S. Preliminary Prospectus under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.
     The opinions expressed above are limited to the laws of the State of New York and the federal laws of the United States of America. Our opinions are rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.
     This letter is furnished by us solely for your benefit in connection with the transactions referred to in the Underwriting Agreement and may not be circulated to, or relied upon by, any other person without our prior written consent.

Very truly yours,

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EXHIBIT A-4

FORM OF NEGATIVE ASSURANCE LETTER OF UNITED STATES COUNSEL TO
THE COMPANY AND THE SUBSIDIARY GUARANTORS

Barclays Capital Inc.
as Representative of the several Underwriters
c/o Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

Ladies and Gentlemen:
     We have acted as special U.S. counsel to Taseko Mines Limited, a corporation organized under the laws of British Columbia, Canada (the “Company”), Gibraltar Mines Ltd., a corporation organized under the laws of British Columbia, Canada (“Gibraltar”), and Aley Corporation, a corporation organized under the laws of Canada (“Aley,” and together with Gibraltar, the “Subsidiary Guarantors”), in connection with the Underwriting Agreement (the “Underwriting Agreement”), dated April [ ] , 2011, among the Underwriters named on Schedule I thereto (the “Underwriters”), for whom you are acting as the representative, the Company and the Subsidiary Guarantors, relating to the purchase today by the Underwriters of US$200,000,000 in aggregate principal amount of the Company’s [ ]% Senior Notes due 2019 (the “Notes”). This letter is being furnished at the request of the Company in connection with the delivery of our opinion to you of even date herewith (the “Opinion”) under the Underwriting Agreement. Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Underwriting Agreement.
     The Company and the Subsidiary Guarantors have filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement (the “Registration Statement”) on Form F-10 (File No. 333-173197) under the Securities Act of 1933, as amended (the “Act”).
The Registration Statement was filed on March 31, 2011, was amended on April 5, 2011 and was declared effective by the Commission at 14:30:00 on April 5, 2011. The Form F-X of the Company and the Subsidiary Guarantors dated March 31, 2011 (the “Form F-X”) and the Form T-1 of the Trustee dated March 29, 2011 (the “Form T-1”) were filed with the Commission prior to the effectiveness of the Registration Statement. The base prospectus, dated April 4, 2011, contained in the Registration Statement at the time it became effective (the “Base Prospectus”), as supplemented by the preliminary prospectus supplement dated April 5, 2011, together with the documents incorporated by reference therein, are referred to, collectively, as the “Preliminary Final Prospectus.” The Base Prospectus, as supplemented by the final prospectus supplement dated April [ ], 2011, together with the documents incorporated by reference therein, are referred to, collectively, as the “U.S. Final Prospectus.” Both the Preliminary Final Prospectus and the U.S. Final Prospectus have been filed pursuant to General Instruction II.L of Form F-10 in the manner required by said General Instruction II.L.
     The primary purpose of our professional engagement was not to establish factual matters or financial, accounting or statistical information. In addition, many determinations involved in the preparation of the Registration Statement, the Preliminary Final Prospectus and the U.S. Final Prospectus and the documents incorporated by reference therein are of a wholly or partially non-legal character or relate to legal matters outside the scope of the Opinion. Furthermore, the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that we have not undertaken to independently verify, and cannot and do not assume responsibility for the accuracy, completeness or fairness of, the statements contained in the Registration Statement, the Preliminary Final Prospectus, the U.S. Final Prospectus or the documents incorporated by reference therein (other than as explicitly stated in paragraphs 4 and 5 of the Opinion).

A-4-1

     In the course of acting as special counsel to the Company and the Subsidiary Guarantors in connection with the offering of the Notes, we have participated in conferences and telephone conversations with officers and other representatives of the Company and the independent registered public accountants for the Company during which conferences and conversations the contents of the Registration Statement, the Preliminary Final Prospectus, the U.S. Final Prospectus and related matters were discussed. Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company and the Subsidiary Guarantors), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that gave us reason to believe that (i) at the time it became effective, the Registration Statement or any amendment thereto prior to the Applicable Time (including the documents incorporated by reference therein and any information deemed included therein pursuant to Rule 430B under the the Act) (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the information derived from the reports of Scott Jones, P.Eng. and the Form T-1, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) as of the Applicable Time, the Preliminary Final Prospectus together with the free writing prospectuses, if any, each identified in Schedule III to the Underwriting Agreement (collectively, the “Pricing Disclosure Package”) (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the information derived from the reports of Scott Jones, P.Eng., as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) at the time the U.S. Final Prospectus was issued on April [ ], 2011 or at the date and time of closing, the U.S. Final Prospectus or any amendment or supplement thereto (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the information derived from the reports of Scott Jones, P.Eng., as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
     This letter is furnished by us solely for your benefit in connection with the transactions referred to in the Underwriting Agreement and may not be circulated to, or relied upon by, any other person without our prior written consent.

Very truly yours,

A-4-2

EXHIBIT A-5

FORM OF OPINION OF MANITOBA COUNSEL TO THE COMPANY AND THE
SUBSIDIARY GUARANTORS

Barclays Capital Inc.,	McMillan LLP
as representative (the “Representative”) of the	Royal Centre, 1055 W. Georgia St.
several underwriters (collectively, the	Suite 1500, PO Box 11117,
“Underwriters”) listed on Schedule I to the	Vancouver, BC
Underwriting Agreement	Canada V6E 4N7
745 Seventh Avenue
New York, New York
U.S.A. 10019

Dear Sirs/Mesdames:

Taseko Mines Limited - Offering of <>% Senior Notes due 2019

We have acted as local counsel to Taseko Mines Limited (the “Company”) in the Province of Manitoba (the “Province”) in connection with the issue and sale of <>% senior notes due 2019 of the Company (the “Notes”) pursuant to the terms of an underwriting agreement dated April <>, 2011 among the Company, the subsidiary guarantors party thereto (collectively, the “Subsidiary Guarantors”) and the Representative (the “Underwriting Agreement”). The Company’s obligations under the Notes, including the due and punctual payment of interest on the Notes, will be irrevocably and unconditionally guaranteed (the “Subsidiary Guarantees”) by the Subsidiary Guarantors. The Company will guarantee the Subsidiary Guarantees.

This opinion is delivered to you pursuant to Section 7(c) of the Underwriting Agreement. All capitalized terms used but not defined herein have the meanings set out in the Underwriting Agreement.

As such counsel, we have been provided with copies of, and have reviewed, the following documents and agreements:

(o)	the Underwriting Agreement; and

(p)

the amended and restated short form base shelf prospectus of the Company dated April 4, 2011 (the “Base Prospectus”) and the preliminary shelf prospectus supplement of the Company dated April 5, 2011 (the “Preliminary Supplement”) and the final shelf prospectus supplement dated April <>, 2011 (the “Final Supplement”) as filed by the Company with the Canadian securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada, except Quebec (the “Qualifying Jurisdictions”), relating to the offering of the Notes (the Preliminary Supplement, Final Supplement and the Base Prospectus are collectively called the “Prospectus”).

A-5-1

We have made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of public and corporate records, documents and certificates of governmental authorities and and of others as we have considered necessary or appropriate to enable us to express the opinions hereinafter set forth, including the prospectus receipt (the “Receipt”) dated April 5, 2011 issued by the British Columbia Securities Commission (the “BCSC”) in accordance with Multilateral Instrument 11-102 – Passport System (“NI 11-102”) and National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions (“NP 11-202” and together with NI 11-102, the “Passport System”), evidencing that a final receipt of the Qualifying Authorities in the Qualifying Jurisdictions have been issued for the Base Prospectus.

In such examinations, we have assumed, with your concurrence, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic, original documents of all documents submitted to us as copies and the authority of all corporate and governmental signatories. We have also considered such questions of law as we have deemed relevant to enable us to express the opinions hereinafter set forth.

For the purposes of our opinions expressed herein, the term “Securities Laws” means The Securities Act (Manitoba), the regulations thereunder and the published rules, instruments, policies, orders, rulings, notices and interpretation notes adopted by The Manitoba Securities Commission (the “Commission”).

In expressing our opinion we have assumed:

(a)	the Company is not a “related issuer” or a “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts) of any registrant involved in the trade of the Notes;
(b)

the Underwriters, in discharging their duties pursuant to the Underwriting Agreement and in carrying out all activities by them in connection therewith, are and will be at all relevant times duly registered under the appropriate and relevant category of registration under the Securities Laws which are applicable to them as of the date hereof and as at such relevant times and have conducted and completed, and at all relevant times will conduct and complete, the elements of the Offering for which they are responsible or which they have conducted in compliance with the relevant provisions of the Securities Laws;

(j)
(c)

in expressing the opinion in paragraph 2, (i) the Prospectus provides full, true and plain disclosure of all material facts relating to the Notes for the purposes of the Securities Laws, (ii) no material adverse change within the meaning of the Securities Laws has occurred between the date of the Preliminary Supplement and the date of the Base Prospectus, and (iii) no “material change” within the meaning of the Securities Laws has occurred since the date of the Base Prospectus;

(k)
(d)

in expressing the opinion in paragraph 2, the “head office” of the Company is located in the Province of British Columbia for the purposes of the Passport System and all other conditions set out in the Passport System have been met; and

A-5-2

(e)

in expressing the opinion set forth in paragraph 3 below, we have relied solely on the cease traded issuers lists as dated April <>, 2011 as made available to the public on the internet sites maintained by the Canadian Securities Administrators and reviewed by us on April <>, 2011 which we assume continues to be accurate as of the date hereof, and our opinion is subject to the qualifications and limitations set out on each such list;

In expressing the opinion set forth in paragraph 1 below, we have relied solely on the list of reporting issuers dated April <>, 2011 (the “Reporting Issuer List”) maintained under Local Policy 51-601 (“LP 51-601”) of the Commission as made available to the public on the internet site maintained by the Commission, which we assume continues to be accurate as of the date hereof. To the extent that reliance upon the Reporting Issuer List maintained under LP 51-601 is based upon any assumptions or are made subject to any limitation, qualification or exception as referred to in LP 51-601, our opinion given in reliance thereon is based on the same assumptions and is subject to the same limitations, qualifications and exceptions.

The opinions hereinafter expressed are based on the laws of the Province and the federal laws of Canada applicable therein, in each case as in effect on the date hereof. We advise that we have no obligation to update this opinion.

Based upon and subject to the foregoing and to the qualifications set forth herein, we are of the opinion that:

22.	The Company is a reporting issuer in the Province and is not noted as being in default on the Reporting Issuer List.

23.

All necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority under the Securities Laws have been obtained by the Company to qualify the distribution to the public of the Notes in the Province through persons who are duly registered under the applicable Securities Laws and who have complied with the relevant provisions of such applicable Securities Laws.

24.	No order having the effect of ceasing or suspending the distribution of the Notes has been issued by the Commission.

This opinion is delivered to the addressees pursuant to the Company’s request in connection with the closing of the above referenced transaction and may be relied upon by the addressees in connection therewith but not by any other person or entity or by anyone for any other purpose, nor it may be copied or quoted by persons other than the addressees, or distributed to persons other than addresses without our prior written consent. Notwithstanding the foregoing, McMillan LLP may rely on this opinion for purposes of giving its opinions to the Underwriters in accordance with the requirements of the Underwriting Agreement.

Yours truly,

A-5-3

EXHIBIT A-6

FORM OF OPINION OF SASKATCHEWAN COUNSEL TO THE COMPANY AND
THE SUBSIDIARY GUARANTORS

April <>, 2011

Barclays Capital Inc.,	McMillan LLP
as representative (the “Representative”) of the	Suite 1500, Royal Centre
several underwriters (collectively, the	1055 West Georgia Street
“Underwriters”) listed on Schedule I to the	Vancouver, British Columbia
Underwriting Agreement	V6E 4N7
745 Seventh Avenue
New York, New York
U.S.A. 10019

Dear Sirs/Mesdames:

Taseko Mines Limited - Offering of <>% Senior Notes due 2019

We have acted as local counsel in the Province of Saskatchewan (the “Province”) to Taseko Mines Limited (the “Company”) in connection with the issue and sale of <>% senior notes due 2019 of the Company (the “Notes”) pursuant to the terms of an underwriting agreement dated April <>, 2011 among the Company, the subsidiary guarantors party thereto (collectively, the “Subsidiary Guarantors”) and the Representative (the “Underwriting Agreement”). The Company’s obligations under the Notes, including the due and punctual payment of interest on the Notes, will be irrevocably and unconditionally guaranteed (the “Subsidiary Guarantees”) by the Subsidiary Guarantors. The Company will guarantee the Subsidiary Guarantees.

This opinion is delivered to you pursuant to Section 7(c) of the Underwriting Agreement. All capitalized terms used but not defined herein have the meanings set out in the Underwriting Agreement.

As such counsel, we have not participated in the preparation of, but have reviewed the following:

(q)	a copy of the executed Underwriting Agreement;

(r)

the amended and restated short form base shelf prospectus of the Company dated April 4, 2011 (including the documents incorporated by reference therein, the “Base Prospectus”) and the preliminary shelf prospectus supplement of the Company dated April 5, 2011 (including the documents incorporated by reference therein, the “Preliminary Supplement”) and the final shelf prospectus supplement dated April <>, 2011 (including the documents incorporated by reference therein, the “Final Supplement”), including the annual information form of the Company for the year ended December 31, 2010 as filed by the Company with the Canadian securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada, except Quebec (the “Qualifying Jurisdictions”), relating to the offering of the Notes (the Preliminary Supplement, Final Supplement and the Base Prospectus are collectively called the “Prospectus”).

A-6-1

We have made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of public records, documents and certificates of governmental authorities of the Company and of others as we have considered necessary or appropriate to enable us to express the opinions hereinafter set forth, including the prospectus receipt (the “Receipt”) dated April 5, 2011 issued by the British Columbia Securities Commission (the “BCSC”) in accordance with Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions, evidencing that a final receipt of the Qualifying Authorities in the Qualifying Jurisdictions have been issued for the Base Prospectus, a copy of which has been provided to us. In such examinations, we have assumed, with your concurrence, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic, original documents of all documents submitted to us as copies and the authority of all governmental signatories. We have also considered such questions of law as we have deemed relevant to enable us to express the opinions hereinafter set forth.

25. For the purposes of this opinion, the term “Applicable Securities Laws” means The Securities Act, 1988 (Saskatchewan) (the “Act”), as amended, the respective regulations thereto, and all instruments, policies, rules, orders, codes, notices and interpretation notes of the Saskatchewan Financial Services Commission (the “SFSC”) in effect as of the date of this opinion.

In expressing our opinion we have assumed:

(a)

the Company is not a “related issuer” or a “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts) of any registrant involved in the trade of the Notes; and

(b)

no order, ruling or decision of any court, regulatory or administrative body is in effect at any material time on or after the date hereof that has the effect of precluding or restricting any trade in securities of the Company or that affects any person or company who engages in such a trade and that no proceedings for that purpose have been instituted or are pending or contemplated.

26.

In addition to the following, our opinion is subject to the following assumptions, qualifications and reservations:

(s) (a)	the Underwriters are duly registered under the appropriate securities legislation as of the date hereof;

A-6-2

(t) (b)	the Underwriters, in the course of offering and selling the Notes, complied with the Underwriting Agreement and all Applicable Securities Laws;

(u) (c)

for the purpose of section 3 of our opinion, the Prospectus contains full, true and plain disclosure of all material facts and there has been no material change in respect of the Company or the information contained in the Prospectus that would require the filing of an amendment to the Prospectus under the Act;

(v) (d)

the Company is qualified under National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators (“NI 44- 101”) to file a prospectus in the form of a short form prospectus for the distribution of the Notes;

(w)
(x) (e)	the Prospectus complied with the requirements of NI 44-101 and the documents incorporated by reference in the Prospectus complied with the requirements of applicable laws at the time of filing;
(y)
(z) (f)

we express no opinion with respect to any insider, early warning or other similar reports which may be required to be filed under the Applicable Securities Laws by any purchaser or agent in connection with the issuance of the Notes;

(aa)
(bb) (g)	the Reporting Issuer List (as defined below) continues to be accurate on the date hereof;
(cc)
(dd) (h)	the Cease Trade Order List (as defined below) continues to be accurate on the date hereof; and
(ee)
(i)	the Company is not in the business of trading in securities under Applicable Securities Laws.

27.
28. In giving the opinion expressed in paragraph 1 hereof, we have relied on a reporting issuers listing as of 4:00 a.m. on April <>, 2011, prepared by the SFSC and obtained from the SFSC website at www.sfsc.gov.sk.ca, (the “Reporting Issuer List”) which list provides that the Company is a reporting issuer and is not, as at such effective time and date, in default of the filing requirements concerning continuous disclosure documents and payment of required fees prescribed under the Applicable Securities Laws and have assumed that the Company is in full compliance with its obligations under the Applicable Securities Laws and that no order has been issued by the SFSC that the Company has ceased to be a reporting issuer.
29.
30. In giving the opinion expressed in paragraph 2 hereof, we have relied on a cease trade order listing as of 4:00 a.m. on April <>, 2011, prepared by the SFSC and obtained from the SFSC website at www.sfsc.gov.sk.ca, (the “Cease Trade Order List”) which list provides that a cease trade order has not been issued, as at such effective time and date, in respect of the Company.
31.

A-6-3

The opinions hereinafter expressed are based on the laws of the Province and the federal laws of Canada applicable therein, in each case as in effect on the date hereof. We advise that we have no obligation to update this opinion.

Based upon and subject to the foregoing and to the qualifications set forth herein, we are of the opinion that:

32.	The Company is a reporting issuer (as defined under Applicable Securities Laws) in the Province and is not on the list of defaulting issuers maintained pursuant to Applicable Securities Laws.

33.	No order having the effect of ceasing or suspending the distribution of the Notes has been issued by the SFSC.

34.

All necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority under the Applicable Securities Laws have been obtained by the Company to qualify the distribution to the public of the Notes in the Province through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation.

This opinion is delivered to the addressees pursuant to the Company’s request in connection with the closing of the above referenced transaction and may be relied upon by the addressees in connection therewith but not by any other person or entity or by anyone for any other purpose, nor it may be copied or quoted by persons other than the addressees, or distributed to persons other than addresses without our prior written consent.

Yours truly,

A-6-4

EXHIBIT A-7

FORM OF OPINION OF NEW BRUNSWICK, NEWFOUNDLAND, LABRADOR,
NOVA SCOTIA AND PRINCE EDWARD ISLAND COUNSEL TO THE COMPANY
AND THE SUBSIDIARY GUARANTORS

Barclays Capital Inc.,
as representative (the “Representative”)
of the several underwriters listed on
Schedule I to the Underwriting Agreement
745 Seventh Avenue
New York, New York
U.S.A. 10019

McMillan LLP
1500 – 1055 West Georgia Street
P.O. Box 11117
Vancouver, British Columbia, Canada
V6E 4N7

Dear Sirs/Mesdames:

Re:	Taseko Mines Limited - Offering of <>% Senior Notes due 2019

We have acted as local counsel in the Provinces of New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island (collectively, the “Atlantic Provinces”) to Taseko Mines Limited (the “Company”) in connection with the issue and sale of <>% senior notes due 2019 of the Company (the “Notes”) pursuant to the terms of an underwriting agreement dated April <>, 2011 (the “Underwriting Agreement”) among the Company, the subsidiary guarantors party thereto (the “Guarantors”) and the Representative. The Company’s obligations under the Notes, including the due and punctual payment of interest on the Notes, will be irrevocably and unconditionally guaranteed by the Guarantors.

This opinion is delivered to you pursuant to Section 7(c) of the Underwriting Agreement.

We understand that the filings in each of the Atlantic Provinces of the preliminary short form base shelf prospectus of the Company dated September 17, 2010 (the “Preliminary Prospectus”), the final short form base shelf prospectus of the Company dated October 8, 2010 (the “Final Prospectus”), the amended and restated short form base shelf prospectus of the Company dated April 4, 2011 (the “Amended Prospectus”), the preliminary shelf prospectus supplement of the Company dated April 5, 2011 (the “Preliminary Supplement”) and the final shelf prospectus supplement of the Company dated April <>, 2011 (the “Final Supplement” and, together with the Preliminary Prospectus, the Final Prospectus, the Amended Prospectus and the Preliminary Supplement, the “Prospectus”) offering the Notes for sale to the public in each of the Atlantic Provinces, together with supporting documents, have been made pursuant to Multilateral Instrument 11-102 – Passport System (“MI 11-102”) and National Policy 11-202 – Process for Prospectus Receipts in Multiple Jurisdictions (“NP 11-202”). In that regard, we understand that the Preliminary Prospectus, the Final Prospectus, the Amended Prospectus, the Preliminary Supplement and the Final Supplement have been filed with the New Brunswick Securities Commission (the “NBSC”), the Superintendent of Securities (Newfoundland and Labrador) (the “SSNL”), the Nova Scotia Securities Commission (the “NSSC”), the Prince Edward Island Securities Office (the “PEISO” and, together with the NBSC, the SSNL and the NSSC, the “Atlantic Regulators”) and the British Columbia Securities Commission (the “BCSC”), in electronic format, pursuant to National Instrument 13-101 - System for Electronic Document Analysis and Retrieval and otherwise in accordance with applicable securities laws.

A-7-1

As local counsel, we have not participated in the preparation, but have reviewed copies, of the following documents and agreements:

(a)

the indenture dated April 5, 2011, as supplemented by the supplemental indenture dated April <>, 2011 among the Company, the Guarantors, The Bank of New York Mellon as U.S. trustee, and BNY Trust Company of Canada as Canadian co- trustee;

(b)	the Underwriting Agreement;

(c)	the Preliminary Prospectus;

(d)	the Final Prospectus;

(e)	the Amended Prospectus;

(f)	the Preliminary Supplement; and

(g)	the Final Supplement.

We have made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of public records, documents and certificates of governmental authorities as we have considered necessary or appropriate to enable us to express the opinions hereinafter set forth, including the prospectus receipts (the “Receipts”) dated September 17, 2010, October 8, 2010 and April 5, 2011 issued by the BCSC, as principal regulator in accordance with MI 11-102 and NP 11-202, in respect of the Preliminary Prospectus, Final Prospectus and the Amended Prospectus, respectively.

In such examinations, we have assumed, with your concurrence, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic, original documents of all documents submitted to us as copies and the authority of all corporate and governmental signatories. We have also considered such questions of law as we have deemed relevant to enable us to express the opinions hereinafter set forth.

The term “Applicable Securities Laws” used herein means the Securities Act (New Brunswick) (the “NB Act”), the Securities Act (Newfoundland and Labrador) (the “NL Act”), the Securities Act (Nova Scotia) (the “NS Act”) and the Securities Act (Prince Edward Island) (the “PEI Act” and, together with the NB Act, the NL Act and the NS Act, the “Acts”), and the published rules and regulations thereunder, and the published instruments, orders, rulings, policy statements and notices of each of the Atlantic Regulators. The opinions hereinafter expressed are based on the Applicable Securities Laws in effect on the date hereof.

A-7-2

For the purpose of the opinion expressed in paragraph 2 below, we have assumed that:

(a)	the Company is not a “related issuer” or a “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts) of any registrant involved in the trade of the Notes;

(b)	the Company is eligible to file a short form prospectus under National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”);

(c)

the Prospectus complied with the requirements of NI 44-101 and the documents incorporated by reference in the Prospectus complied with the requirements of the Applicable Securities Laws at the time of filing;

(d)	the Final Supplement, together with the Final Prospectus, provides full, true and plain disclosure of all material facts relating to the Notes for the purposes of Applicable Securities Laws;

(e)	no “material change” within the meaning of the Applicable Securities Laws has occurred between the date of the Amended Prospectus and the date of the Final Supplement;

(f)

no “material change” within the meaning of the Applicable Securities Laws and no change in the terms of the offering of the Notes as described in the Final Supplement, in either case requiring the filing of an amendment, has occurred since the date of the Final Supplement; and

(g)

no order, ruling or decision of any court, regulatory or administrative body is in effect at any material time on or after the date hereof that has the effect of precluding or restricting any trade in securities of the Company or that affects any person or company who engages in such a trade and that no proceedings for that purpose have been instituted or are pending or contemplated.

We are not passing on and do not assume any responsibility for the accuracy, completeness or fairness of any statement contained in the Prospectus or any other document, nor upon whether the Prospectus complies as to content with the requirements of the Applicable Securities Laws of any of the Atlantic Provinces.

Other than as set forth above, we have neither assisted in the preparation of nor reviewed any documentation relating to the Company or the issuance and sale of the Notes by the Company and no opinion is expressed as to the accuracy or the completeness of such documentation.

For the purpose of the opinion expressed in paragraph 1 below as it relates to the Province of Newfoundland and Labrador, we have relied exclusively upon a certificate of no default dated April 14, 2011 issued by the SSNL in respect of the reporting issuer status of the Company pursuant to the NL Act and our opinion is subject to the limitations and qualifications set out therein and we have assumed such certificate continues to be accurate on the date hereof. A copy of such certificate is enclosed herewith.

A-7-3

For the purpose of the opinion expressed in paragraph 1 below as it relates to the Province of New Brunswick, we have relied exclusively upon a review of the Reporting Issuers List (stated to be current to April 8, 2011) published by the NBSC on its website (www.nbsc-cvmnb.ca) pursuant to the NB Act and NBSC Policy 51-601 and our opinion is subject to the limitations and qualifications set out in NBSC Policy 51-601, and we have assumed that such information continues to be accurate as of the date hereof and that a review of the Reporting Issuers List would identify the correct status of the Company if reviewed at the date hereof.

For the purpose of the opinion expressed in paragraph 1 below as it relates to the Province of Nova Scotia, we have relied exclusively upon electronic searches by which the name of the Company was entered in on-line directories entitled “Reporting Issuers” (stated to be current to April 5, 2011) and “Defaulting Issuers” (no currency date but searched on April 14, 2011) maintained by the NSSC on its website (www.gov.ns.ca/nssc/) pursuant to the NS Act and NSSC Policy 51-601 and our opinion is subject to the limitations and qualifications set out in NSSC Policy 51-601, and we have assumed that such information continues to be accurate as of the date hereof and that searches of such on-line directories would identify the correct status of the Company if entered at the date hereof.

For the purpose of the opinion expressed in paragraph 1 below as it relates to the Province of Prince Edward Island, we have relied exclusively upon a review of the “Reporting Issuer List” (stated to be current to April 7, 2011) and a review of the “List of Reporting Issuers Defaulted by the PEISO” (no currency date stated but reviewed on April 14, 2011) published by the PEISO on its website (www.gov.pe.ca/securities/) pursuant to the PEI Act, and we have assumed that: (i) such information continues to be accurate as of the date hereof; (ii) a review of such lists would identify the correct status of the Company if reviewed at the date hereof; and (iii) the Company is not in default in its principal jurisdiction.

For the purpose of the opinion expressed in paragraph 2 below, we have also assumed that:

(a)	the “head office” of the Company is located in the Province of British Columbia for the purposes of MI 11-102;

(b)	each of the Preliminary Prospectus, the Final Prospectus and the Amended Prospectus was filed by or on behalf of the Company in each of the Atlantic Provinces, as indicated on the Receipts; and

(c)	all other conditions set out in MI 11-102 have been met;

and that, accordingly, receipts for the Preliminary Prospectus, the Final Prospectus and the Amended Prospectus have been deemed to be issued by, inter alia, each of the Atlantic Regulators.

For the purpose of the opinion expressed in paragraph 3 below, we have relied exclusively, without any independent investigation, upon written or verbal advice received from the NBSC, the SSNL, the NSSC and the PEISO dated April <>, 2011, April 11, 2011, April 11, 2011 and April 11, 2011, respectively, in respect of the Provinces of New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island.

A-7-4

We are qualified to practice law in each of the Atlantic Provinces and our opinion herein is restricted to the laws of each of the Atlantic Provinces and the federal laws of Canada applicable therein as at the date hereof.

Based upon and subject to the foregoing and to the qualifications set forth herein, we are of the opinion that:

1.

The Company is a reporting issuer in each of the Atlantic Provinces pursuant to the Acts; the SSNL is not aware of the Company having contravened any provisions of the NL Act; the Company is not in default of any filing requirements related to that status under the PEI Act; and the Company is not in default of one or more of the filing requirements concerning annual or interim financial statements or other continuous disclosure documents or the payment of fees required by the NB Act or the NS Act which would cause it to be identified as a reporting issuer in default or as a defaulting reporting issuer by the NBSC or the NSSC.

2.

All necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority under the Applicable Securities Laws of each of the Atlantic Provinces have been obtained by the Company to qualify the distribution to the public of the Notes in each of the Atlantic Provinces through dealers who are registered under the Applicable Securities Laws of each of the Atlantic Provinces and who have complied with the relevant provisions of such Applicable Securities Laws.

3.	No order having the effect of ceasing or suspending the distribution of the Notes has been issued by the NBSC, the SSNL the NSSC or the PEISO.

This opinion is delivered to the addressees pursuant to the Company’s request in connection with the closing of the above referenced transaction and may be relied upon by the addressees in connection therewith but not by any other person or entity or by anyone for any other purpose, nor it may be copied or quoted by persons other than the addressees, or distributed to persons other than addresses without our prior written consent, provided that McMillan LLP may rely and refer to this opinion for purposes of the opinion to be delivered by it in connection with the offering of the Notes described herein.

Yours truly,

A-7-5